International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2013

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

MARCH 31, 2013

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013    1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the nine months ended		Full Year
	March 31, 2013	March 31, 2012	June 30, 2012
Lending Activities (Section III)
Commitments[a]	$8,379	$11,547	$20,582
Gross disbursements[b]	11,809	15,583	19,777
Net disbursements[b]	4,705	5,950	7,798
Reported Basis
Income Statement (Section IV)
Operating income[c]	$716	$667	$783
Board of Governors-approved transfers	(608)	(595)	(650)
Net income (loss)	334	(501)	(676)
Balance Sheet (Section III)
Total assets	$333,609	$347,633	$338,178
Net investment portfolio	36,352	45,509	35,119
Net loans outstanding	139,402	133,919	134,209
Borrowing portfolio[d]	138,293	143,189	133,075
Allocable Income (Section IV)	$780	$658	$998
Usable Equity (Section II)	$38,406	$38,652	$37,636
Performance Ratios (Section II)
Return on average usable equity based on operating income	2.50%	2.31%	2.04%
Equity-to-loans ratio[e]	26.31	27.88	26.98

a.	Commitments include guarantee commitments.
b.	Amounts include transactions with the International Finance Corporation (IFC), and capitalized front-end fees and interest.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers.
d.	Net of derivatives.
e.	Ratio is computed using usable equity and excludes the respective periods’ operating income. Full year June 30, 2012 amount includes proposed transfer to General Reserve from FY 2012 net income and proposed reduction of Long-Term Income Portfolio (LTIP) reserve to nil.

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013

I.	Introduction

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) issued for the fiscal year ended June 30, 2012 (FY 2012). IBRD undertakes no obligation to update any forward-looking statements. Box 1 provides IBRD’s selected financial data as of and for the nine months ended March 31, 2013 and March 31, 2012, as well as for the full year ended June 30, 2012.

Basis of Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing, and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement. However, the loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). This asymmetry results in volatility in reported net income and equity.

II.	Financial Risk Management

Under IBRD’s financial risk management framework, it is Management’s intention to hold the instruments in the loan, borrowing, and asset-liability management portfolios to maturity. These instruments include derivatives which are used to manage the interest rate basis and currency composition of IBRD’s loan and borrowing related cash flows. Accordingly, for making distributions out of its net income, Management uses allocable income, which excludes unrealized mark-to-market gains and losses associated with instruments that are not held for trading purposes, as well as other adjustments for items such as Board of Governors-approved transfers and pension. See Table 4 and the June 30, 2012 MD&A for further details. It is Management’s practice to recommend at the end of each fiscal year, distributions out of allocable income to augment reserves and support development activities.

In an effort to maximize its capacity to support its mandate of providing lending to its borrowing member countries, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the credit risks associated with its loans and other exposures1 do not exceed its risk bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool. The following sections provide details on capital adequacy and the management of market and counterparty credit risks.

Capital Adequacy

The equity-to-loans ratio is a key measure of IBRD’s capital adequacy and its ability to respond to the needs of its borrowing member countries. It is guided by the strategic capital adequacy framework, with a target risk coverage range of the equity-to-loans ratio of 23 to 27 percent. This framework seeks to ensure that IBRD’s usable equity is sufficient to withstand credit shocks to its loan portfolio over the medium-term capital planning horizon.

At the beginning of the 2008 global financial crisis, IBRD’s equity-to-loans ratio of 38% significantly exceeded the capital adequacy requirements of this framework, allowing IBRD to respond effectively to the lending needs of its borrowing member countries. The increase in lending brought IBRD’s equity-to-loans ratio within the target range, as shown in the adjacent chart. To ensure that IBRD’s capital adequacy remains sufficiently robust to support its goals with regard to its medium-term lending plans, IBRD’s shareholders agreed in the fiscal year ended June 30, 2010 (FY 2010) to a package of financial measures, with the objective of keeping the equity-to-loans ratio aligned with the strategic capital adequacy framework. The package of financial measures included a capital increase effective over a five year period starting in the fiscal year ended June 30, 2011 (FY 2011), and efforts by Management to work with shareholders to increase the usability of their national currency paid-in capital, which is subject to certain restrictions. Under the terms of the capital increase resolutions, subscribed capital is expected to increase by $86.2 billion over the five year period, of which $5.1 billion will be paid-in. As of March 31, 2013, $22.8 billion had been subscribed, resulting in additional paid-in capital of $1.4 billion, of which $448 million was paid in during the first nine months of the fiscal year ending June 30, 2013 (FY 2013). In addition, since December 31, 2009, $1.3 billion of members’ national currency paid-in capital has become usable in IBRD’s operations, of which $315 million became usable during the first nine months of FY 2013.

[1]	Other exposures include: loans with a deferred drawdown option, irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013    3

As presented in Table 1, IBRD’s equity-to-loans ratio decreased from June 30, 2012 to March 31, 2013. The decrease was primarily a result of the greater increase in loan exposure, as compared to the increase in usable equity during the period. The increase in loan exposure was mostly due to the net positive loan disbursements during the period, while the increase in usable equity was due to the receipt of paid-in capital and existing national currency paid-in capital becoming usable during the period.

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

As of	March 31, 2013	June 30, 2012	Variance
Equity-to-loans ratio	26.31%	26.98%	(0.67)%
Usable equity	$38,406	$37,636	$770
Loans outstanding and other exposures	$145,985	$139,488	$6,496

Management of Market and Counterparty Credit Risks

As previously discussed, in an effort to maximize its capacity to support its mandate of providing lending to its borrowing member countries, IBRD limits its exposure to market and counterparty credit risks. Of the various types of market risks, the most significant market risk faced by IBRD is interest rate risk. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. For more details on how IBRD manages these risks, as well as on the overall framework of IBRD’s financial risk management, refer to the June 30, 2012 MD&A. The following sections provide additional details on how IBRD manages interest rate and counterparty credit risks.

Interest Rate Risk:

To manage its interest rate risk exposure, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment portfolios) and its liabilities (borrowing portfolio) through the use of derivatives such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable rate instruments. While this strategy helps to manage IBRD’s interest margin on debt funded loans against interest rate volatility, the interest income on loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, in FY 2008, IBRD implemented an equity duration extension strategy with the objective of reducing the sensitivity of operating income to fluctuations in short-term interest rates. In implementing this strategy, the need to reduce the sensitivity of income was balanced against the availability of instruments with sufficient liquidity to execute the strategy effectively. This balance was achieved by entering into interest rate swaps with a 10-year ladder re-pricing profile, such that in any given year only 10% of the swaps mature and are rolled over for another 10 years. As a result, the duration of equity increased from three months to approximately four and half years.

This strategy has contributed $826 million to operating income for the first nine months of FY 2013, compared with $835 million for the same period in FY 2012. Since inception, it has contributed $4,374 million to operating income for IBRD.

Counterparty Credit Risk:

IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk:

The effective management of commercial counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and managing of this risk is a continuous process due to the changing market environment. Commercial counterparty credit risk is managed through the application of eligibility criteria, volume limits for transactions with individual counterparties, and the use of mark-to-market collateral arrangements for swap transactions.

During FY 2013, Management has taken actions to broaden its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. As a result of these efforts, investment opportunities in a range of local currency sovereign bond markets have been pursued, resulting in new sovereign exposure to counterparties in the A and BBB rating categories in FY 2013 (See Table 2). This new exposure is being monitored by Management. As of March 31, 2013, the maximum maturity of these sovereign bonds was less than one year.

In addition, during FY 2013, IBRD has also reduced concentration risk by allowing a wider universe of banking counterparties. As a result, IBRD’s exposure to time deposits rated A increased in FY 2013 (See Table 2). Despite this increase in exposure, IBRD’s overall credit risk profile has remained largely unchanged due to the shorter maturities of instruments rated A+ and below.

Table 2 summarizes IBRD’s commercial counterparty credit risk exposure. The overall increase in this exposure from June 30, 2012 reflects the increase in the liquidity balance as discussed further in Section III.

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013

As shown below, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum with 77% of the portfolio rated AA or above, reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held, was $37,867 million, as of March 31, 2013. Of this amount $7,444 million (20%) related to countries in the eurozone; of which $5,548 million (75%) was rated AA or above and none was rated below A.

Table 2: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of March 31, 2013
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Commercial Paper, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$6,550	$7,690	$—	$14,240	38%
AA	4,460	9,915	445	14,820	39
A	169	7,957	169	8,295	22
BBB	499	1	—	500	1
BB or lower	—	12	—	12	*

Total	$11,678	$25,575	$614	$37,867	100%

	As of June 30, 2012
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,842	$8,054	$—	$16,896	48%
AA	6,086	8,030	550	14,666	42
A	—	3,457	177	3,634	10
BBB	—	4	—	4	*
BB or lower	—	8	—	8	*

Total	$14,928	$19,553	$727	$35,208	100%

a.	Excludes exposures relating to Post-Employment Benefits Plan.
*	Indicates percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk:

In addition to the derivative transactions with the commercial counterparties discussed above, IBRD also offers derivative intermediation services to borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of March 31, 2013, the notional amounts and net fair value exposures under these agreements were $9,742 million and $1,528 million, respectively. Probable losses inherent in these exposures due to country credit risk are covered by the fair value adjustment on non-trading portfolios.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. As of March 31, 2013, the notional amounts and net fair value exposures under this agreement were $7,849 million and $864 million, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2013, IBRD has not exercised this right, but reserves its right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure to its derivative transactions with IFFIm, by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percentage of the net present value of IFFIm’s financial assets.

Affiliated Organizations: Derivative contracts are executed between IBRD and the International Development Association (IDA), under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of March 31, 2013, the notional amounts and net fair value exposures under this agreement were $6,391 million and $243 million, respectively. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for AAA credit rating. As of March 31, 2013, IDA had not posted any collateral with IBRD.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013    5

III.	Balance Sheet Analysis

IBRD’s condensed balance sheet is presented in Table 3.

Table 3: Condensed Balance Sheet

In millions of U.S. dollars

As of	March 31, 2013	June 30, 2012	Variance
Investments and due from banks	$42,288	$39,481	$2,807
Net loans outstanding	139,402	134,209	5,193
Receivable from derivatives	147,874	160,814	(12,940)
Other assets	4,045	3,674	371

Total Assets	$333,609	$338,178	$(4,569)

Borrowings	147,867	$145,339	2,528
Payable for derivatives	134,882	144,837	(9,955)
Other liabilities	12,880	11,317	1,563
Equity	37,980	36,685	1,295

Total Liabilities and Equity	$333,609	$338,178	$(4,569)

During the first nine months of FY 2013, IBRD experienced increases in the loan, borrowing and investment portfolios, as discussed below.

Lending Activities Highlights

IBRD’s principal assets are its loans to member countries.

For the first nine months of FY 2013, loan commitments were $8,379 million, a decrease of $3,168 million compared to the same period in FY 2012. Following the peak in FY 2010 of $44,197 million in new loan commitments in response to the global financial crisis, the declining commitment levels reflect the expected reversion to pre-crisis levels of approximately $15 billion annually.

As of March 31, 2013, on a reported basis, IBRD’s net loans outstanding totaled $139,402 million, an increase of $5,193 million from June 30, 2012, primarily due to $4,705 million in net loan disbursements made in the first nine months of FY 2013 and currency translation gains of $486 million, consistent with the appreciation of the euro against the U.S. dollar during the period.

On July 5, 2012, the Executive Directors approved new lending to the IFC, not to exceed $197 million, in connection with the release of a member’s national currency paid-in capital to IBRD. As of March 31, 2013, $196 million was disbursed.

Investment Activities Highlights

As of March 31, 2013, the net investment portfolio totaled $36,352 million, of which $35,496 million represents the liquid asset portfolio (see Note C—Investments in the Notes to the Condensed Quarterly Financial Statements).

The liquid asset portfolio is comprised of three sub portfolios: stable, operational and discretionary. Its objective is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments, as reflected in the prudential minimum liquidity level.

The prudential minimum liquidity level has been set at $22 billion for FY 2013, reflecting an increase of $1 billion from FY 2012. As of March 31, 2013, the liquid asset portfolio was at 161% of the prudential minimum liquidity level, above the 150% maximum guideline. Management will continue to monitor the liquidity levels to allow for coverage of approximately 12 months of continued operations.

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013

Funding Activities Highlights

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During the first nine months of FY 2013, IBRD raised medium and long-term debt of $18,382 million in 19 currencies.

At March 31, 2013, the borrowing portfolio totaled $138,293 million, an increase of $5,218 million, as compared with June 30, 2012 (see Note E—Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was primarily due to net new borrowing issuances of $4,855 million and currency translation losses of $287 million consistent with the appreciation of the euro against the U.S. dollar during this period, partially offset by net unrealized mark-to-market gains of $579 million.

IV.	Summary of Operating Income and Income Allocation

Operating Income

The primary drivers of IBRD’s operating income are interest earned on the loan and investment portfolios (net of funding costs), income from the equity duration extension strategy, net non-interest expense, and the provision for losses on loans and other exposures.

Table 4 summarizes IBRD’s operating income and provides a reconciliation to allocable income. Operating income was $49 million higher for the first nine months of FY 2013 as compared to the same period in FY 2012, primarily as a result of the following:

Provision for losses on loans and other exposures: For the first nine months of FY 2013, there was a lower provision for losses on loans and other exposures, when compared to the same period in FY 2012, primarily due to the impact of changes in sovereign exposures and risk ratings.

Table 4: Condensed Statement of Operating and Allocable Income

In millions of U.S. dollars

For the nine months ended March 31	2013	2012	Variance
Interest income, net of funding costs
Interest margin	$597	$546	$51
Equity-funded loans	113	137	(24)
Equity duration extension strategy	826	835	(9)
Investments	106	72	34

Net Interest Income	$1,642	$1,590	$52

Provision for losses on loans and other exposures	(31)	(186)	155
LTIP income	—	46	(46)
Other income, net	42	34	8
Net non-interest expenses	(937)	(817)	(120)

Operating Income[a]	$716	$667	$49

Adjustments:
Pension and other adjustments	64	(12)	76
LTIP	—	3	(3)

Allocable Income	$780	$658	$122

a.	Operating income represents reported net income after adjustments to exclude Board of Governors-approved transfers and fair value adjustment on non-trading portfolios, net, see Table 5.

Investment income, net of funding costs: The $34 million increase in investment income, net of funding costs, was primarily due to IBRD experiencing unrealized mark-to-market gains from the tightening of credit spreads during the first nine months of FY 2013. In contrast, during the same period in FY 2012, IBRD incurred unrealized mark-to-market losses from the widening of the credit spreads.

These factors were partially offset by:

Net non-interest expenses: The $120 million increase in net non-interest expenses was primarily due to higher pension expense.

LTIP: LTIP was fully liquidated during the fourth quarter of FY 2012.

Income Allocation

On August 9, 2012, the Executive Directors approved the allocation of $390 million out of the net income earned in the fiscal year ended June 30, 2012 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $3 million, an increase in the Restricted Retained Earnings by $13 million and a reduction in the LTIP Reserve by $225 million, reflecting the liquidation of LTIP.

During the first nine months of FY 2013, the Board of Governors approved a transfer of $608 million to IDA, out of the FY 2012 net income. During the same period in FY 2012, the Board of Governors approved the transfer of $520 million to IDA from IBRD’s FY 2011 net income, as well as a transfer from Surplus of $75 million to the South Sudan Transition Trust Fund. See Table 5.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013    7

V.	Summary of Fair Value Results

Movements in fair value measures reflect short-term volatility based on the market environment. Given that IBRD intends to hold its instruments to maturity (with the exception of the investment portfolio), fair value results are not used for income allocation purposes by Management. Rather, they are used for specific purposes, for example, to assess the performance of the investments portfolio, which is a trading portfolio, and for managing certain market risks including counterparty credit risk. See Section II for further details on counterparty credit risk management.

The following tables provide information on a full fair value basis for IBRD. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value and all changes in accumulated other comprehensive income (AOCI) are also included in fair value net income.

The primary drivers of the fair value adjustments are the movements of the yield curves, the impact of IBRD’s own credit, and the credit quality of the loan portfolio as measured by sovereign Credit Default Swap (CDS) spreads after adjustments to reflect IBRD’s recovery experience.

The fair value net income was $1,260 million for the first nine months of FY 2013, compared to a net loss of $1,203 million for the same period in FY 2012 (See Table 5). The increase in fair value net income is explained by the following factors:

Fair Value Adjustment on Non-Trading Portfolios, net: For the first nine months of FY 2013, IBRD experienced net unrealized gains of $226 million, compared with net unrealized losses of $573 million in the same period in FY 2012 (see Table 6). The key factors contributing to these net unrealized gains/losses are as follows:

During the first nine months of FY 2013, IBRD experienced net unrealized gains on the borrowing portfolio (including loan-related derivatives) of $579 million. The net unrealized gains were primarily attributable to the loan-related derivatives and were primarily due to the increase in long-term U.S. dollar interest rates.

Table 5: Condensed Statement of Net Income on a Comprehensive Basis (Fair Value Net Income)

In millions of U.S. dollars

For the nine months ended March 31	2013	2012	Variance
Reported Basis Operating Income	$716	$667	$49
Board of Governors-approved transfers	(608)	(595)	(13)
Fair value adjustments on non-trading portfolios, net	226	(573)	799

Reported Basis Net Income (Loss)	$334	$(501)	$835

Fair value adjustment on loans, net[a]	494	(371)	865
Changes in accumulated other comprehensive income (loss)	432	(331)	763

Fair Value Net Income (Loss)	$1,260	$(1,203)	$2,463

a.	Includes the reversal of the provision for losses on loans and other exposures.

Table 6: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

For the nine months ended March 31	2013	2012	Variance
Borrowing Portfolio (including loan-related derivatives)	$579	$(1,547)	$2,126
Derivatives held in the asset-liability management portfolio	(372)	967	(1,339)
Derivatives held in the client operations portfolio	10	3	7
A loan with an embedded derivative	9	4	5

Net unrealized gains/(losses)	$226	$(573)	$799

IBRD also experienced net unrealized losses of $372 million on the derivatives held in the asset-liability management portfolio, where IBRD is a fixed interest rate receiver. The net unrealized losses were consistent with several of the high yield tranches of the equity duration extension swaps approaching maturity.

During the first nine months of FY 2012, IBRD experienced net unrealized losses of $573 million primarily due to the decline of the major yield curves during the period (see Table 6).

Fair Value Adjustment on Loans: For the first nine months of FY 2013, the fair value adjustment on loans was positive $494 million compared to negative $371 million in the same period in FY 2012 (see Table 5). This adjustment reflects changes in both interest rates and credit risk. The positive fair value adjustment for the first nine months of FY 2013 was primarily driven by unrealized gains due to the tightening of sovereign CDS spreads, partially offset by unrealized losses from the higher long-term U.S. dollar interest rates. In contrast, during the same period in FY 2012, the negative fair value adjustment was primarily driven by unrealized credit losses due to the widening of sovereign CDS spreads, partially offset by unrealized gains from the lower interest rates.

Changes to Accumulated Other Comprehensive Income (AOCI): The changes to AOCI for the first nine months of FY 2013 resulted in an increase of $432 million, which primarily relates to net positive currency translation adjustments of $216 million resulting from the appreciation of the euro against the U.S. dollar (see Table 7). In contrast, during the same period in FY 2012, the change to AOCI resulted in a charge of $331 million, primarily relating to net negative currency translation adjustments of $389 million due to the depreciation of the euro against the U.S. dollar.

Table 7: Condensed Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars

For the nine months ended March 31	2013	2012	Variance
Amortization of unrecognized net actuarial losses	$200	$59	$141
Amortization of unrecognized prior service cost	16	5	11
Derivatives and hedging transition adjustmenta,	*	(6)	6
Currency translation adjustments	216	(389)	605

Total Changes to AOCI	$432	$(331)	$763

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Boards guidance on derivatives and hedging on July 1, 2000.
*	indicates amounts less than $0.5 million.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013

Tables 8 and 9 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 8: Condensed Balance Sheet on a Comprehensive Basis

In millions of U.S. dollars

	March 31, 2013			June 30, 2012
As of	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$4,667	—	$4,667	$5,806	—	$5,806
Investments	37,621	—	37,621	33,675	—	33,675
Receivable from derivatives	147,874	—	147,874	160,814	—	160,814
Net loans outstanding	139,402	$(1,526)	137,876	134,209	$(2,011)	132,198
Other assets	4,045		4,045	3,674		3,674

Total assets	$333,609	$(1,526)	$332,083	$338,178	$(2,011)	$336,167

Borrowings	$147,867	$(1)[a]	$147,866	$145,339	$(2)[a]	$145,337
Payable for derivatives	134,882	—	134,882	144,837	—	144,837
Other liabilities	12,880	—	12,880	11,317	—	11,317

Total liabilities	$295,629	$(1)	$295,628	$301,493	$(2)	$301,491

Paid in capital	12,866	—	12,866	12,418	—	12,418
Retained earnings and other equity	25,114	(1,525)	23,589	24,267	(2,009)	22,258

Total equity	37,980	(1,525)	36,455	36,685	(2,009)	34,676

Total liabilities and equity	$333,609	$(1,526)	$332,083	$338,178	$(2,011)	$336,167

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 9: Condensed Statement of Income on a Comprehensive Basis

In millions of U.S. dollars

	2013			2012
For the nine months ended March 31,	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]
Income from loans	$1,855	—	$1,855	$1,931	—	$1,931
Income from investments, net[b]	215	—	215	179	—	179
Income from equity duration extension swaps, net	826	—	826	835	—	835
Other income	307	—	307	338	—	338

Total income	$3,203	—	$3,203	$3,283	—	$3,283

Borrowing expenses	$1,167	—	$1,167	$1,231	—	$1,231
Administrative expenses including contributions to special programs	1,289	—	1,289	1,199	—	1,199
Provision for losses on loans and other exposures – increase (decrease)	31	$(31)	—	186	$(186)	—

Total expenses	$2,487	$(31)	$2,456	$2,616	$(186)	$2,430

Operating income	$716	$31	$747	$667	$186	$853

Board of Governors-approved transfers	(608)	—	(608)	(595)	—	(595)
Fair value adjustment on non-trading portfolios, net[c]	226	—	226	(573)	—	(573)
Fair value adjustment on loans[d]	—	463	463	—	(557)	(557)
Changes to accumulated other comprehensive income	—	432	432	—	(331)	(331)

Net Income (Loss)	$334	$926	$1,260	$(501)	$(702)	$(1,203)

a.	Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value under the reported basis.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013    9

VI.	Senior Management Changes

Effective July 1, 2012, Jim Yong Kim became the President of IBRD.

Effective January 1, 2013, Mahmoud Mohieldin commenced the new role of President’s Special Envoy on Millennium Development Goals and Financial Development.

Effective January 1, 2013, Pamela Cox assumed the position of Senior Vice President, Change Management.

Effective March 1, 2013, Bertrand Badre became IBRD’s Managing Director, Finance and Chief Financial Officer.

10    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2013

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

MARCH 31, 2013

(UNAUDITED)

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2013 (Unaudited)	June 30, 2012 (Unaudited)
Assets
Due from banks—Note C
Unrestricted currencies	$4,523	$5,682
Currencies subject to restrictions	144	124

	4,667	5,806

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $7 million—March 31, 2013; $7 million—June 30, 2012)—Note C	36,325	33,466
Securities purchased under resale agreements—Note C	1,296	209
Derivative assets—Notes C, F and I
Investments	15,471	18,554
Client operations	26,477	27,560
Borrowings	101,817	110,103
Other assets/liabilities	4,109	4,597

	147,874	160,814

Loans outstanding—Notes D and I
Total loans	200,642	199,241
Less undisbursed balance	59,109	62,916

Loans outstanding (including a loan at fair value of $162 million—March 31, 2013; $125 million—June 30, 2012)	141,533	136,325
Less:
Accumulated provision for loan losses	1,704	1,690
Deferred loan income	427	426

Net loans outstanding	139,402	134,209
Other assets—Notes C and I	4,045	3,674

Total assets	$333,609	$338,178

Liabilities
Borrowings—Note E	$147,867	$145,339
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	5,534	3,700
Derivative liabilities—Notes C, F and I
Investments	15,369	18,631
Client operations	26,457	27,551
Borrowings	92,243	97,839
Other assets/liabilities	813	816

	134,882	144,837

Other liabilities—Notes C, D and I	7,346	7,617

Total liabilities	295,629	301,493

Equity
Capital stock—Note B
Authorized (2,307,600 shares—March 31, 2013 and June 30, 2012)
Subscribed (1,769,428 shares—March 31, 2013; 1,702,605 shares—June 30, 2012)	213,455	205,394
Less uncalled portion of subscriptions	200,589	192,976

Paid-in capital	12,866	12,418
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(548)	(845)
Receivable amounts to maintain value of currency holdings	(118)	(79)
Deferred amounts to maintain value of currency holdings	373	561
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	29,381	29,047
Accumulated other comprehensive loss—Note J	(3,974)	(4,417)

Total equity	37,980	36,685

Total liabilities and equity	$333,609	$338,178

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2013	2012	2013	2012
Income
Loans—Note D	$612	$665	$1,855	$1,931
Investments-Trading, net—Notes C and F	56	194	215	179
Interest on equity duration extension swaps, net—Note F	288	272	826	835
Other—Note I	118	135	307	338

Total income	1,074	1,266	3,203	3,283

Expenses
Borrowings, net	384	435	1,167	1,231
Administrative—Notes H and I	410	381	1,181	1,101
Contributions to special programs	28	18	108	98
Provision for losses on loans and other exposures—Note D	1	101	31	186

Total expenses	823	935	2,487	2,616

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	251	331	716	667
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and K	(168)	293	226	(573)
Board of Governors-approved transfers—Note G	—	—	(608)	(595)

Net income (loss)	$83	$624	$334	$(501)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    13

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2013	2012	2013	2012
Net income (loss)	$83	$624	$334	$(501)
Other comprehensive (loss) income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1	3	3
Amortization of unrecognized net actuarial losses	67	20	200	59
Amortization of unrecognized prior service costs	5	1	16	5
Currency translation adjustment	(115)	131	224	(439)

Total other comprehensive (loss) income	(42)	153	443	(372)

Comprehensive income (loss)	$41	$777	$777	$(873)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2013	2012
Retained earnings at beginning of the fiscal year	$29,047	$29,723
Net income (loss) for the period	334	(501)

Retained earnings at end of the period	$29,381	$29,222

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2013	2012
Cash flows from investing activities
Loans
Disbursements	$(11,787)	$(15,549)
Principal repayments	6,680	6,901
Principal prepayments	424	2,732
Loan origination fees received	22	16
Other investing activities, net	(61)	(90)

Net cash used in investing activities	(4,722)	(5,990)

Cash flows from financing activities
Medium- and long-term borrowings
New issues	18,965	37,541
Retirements	(23,608)	(15,942)
Net short-term borrowings	7,588	(2,074)
Net derivatives—borrowings	1,868	310
Capital subscriptions	448	461
Other capital transactions, net	307	158

Net cash provided by financing activities	5,568	20,454

Cash flows from operating activities
Net income (loss)	334	(501)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Fair value adjustment on non-trading portfolios, net	(226)	573
Depreciation and amortization	627	649
Provision for losses on loans and other exposures	31	186
Changes in:
Investments—Trading, net	(2,365)	(14,156)
Other assets and liabilities	(382)	(77)

Net cash used in operating activities	(1,981)	(13,326)

Effect of exchange rate changes on unrestricted cash	(24)	5

Net (decrease) increase in unrestricted cash	(1,159)	1,143
Unrestricted cash at beginning of the fiscal year	5,682	2,312

Unrestricted cash at end of the period	$4,523	$3,455

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$486	$(2,361)
Investment portfolio	(48)	(153)
Borrowing portfolio	287	(1,881)
Capitalized loan origination fees included in total loans	22	34
Interest paid on Borrowing portfolio	528	352

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    15

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2012 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2012 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain financial instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 became law. These Acts seek to reform the U.S. health care system and their various provisions will become effective over the next several years. While the Acts have no impact on IBRD as of March 31, 2013, IBRD continues to evaluate the potential future implications of these Acts.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of

March 31, 2013. IBRD continues to evaluate the potential future implications of the Act.

In June 2011, the FASB issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change which items are reported in other comprehensive income or existing requirements to reclassify items out of accumulated other comprehensive income to net income. Subsequently, in December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred certain reclassification provisions in ASU 2011-05. For IBRD, the ASUs were effective from the quarter ended September 30, 2012, however they did not have an effect on IBRD’s financial statements as IBRD was already in compliance with one of the options allowed under ASU 2011-05.

In February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI). The ASU introduces new presentation requirements about the amounts reclassified out of AOCI. It requires an entity to present information about the reclassified amounts by component and to provide additional details about such reclassifications. The ASU does not change the current requirements for reporting net income or other comprehensive income in the financial statements or which items could be reclassified from other comprehensive income into net income. For IBRD, the new requirements will be effective from the quarter ended September 30, 2013. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the nine months ended March 31, 2013 and the fiscal year ended June 30, 2012:

	Authorized shares	Subscribed shares
As of June 30, 2011	2,307,600	1,605,930
General and Selective Capital Increase (GCI/SCI)	—	95,238
New membership	—	1,437

As of June 30, 2012	2,307,600	1,702,605
GCI/SCI	—	66,823

As of March 31, 2013	2,307,600	1,769,428

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the nine months ended March 31, 2013 and for the fiscal year ended June 30, 2012:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2011	$193,732	$(182,012)	$11,720
GCI/SCI	11,489	(10,800)	689
New membership	173	(164)	9

As of June 30, 2012	$205,394	$(192,976)	$12,418
GCI/SCI	8,061	(7,613)	448

As of March 31, 2013	$213,455	$(200,589)	$12,866

NOTE C—INVESTMENTS

IBRD’s investments include a liquid assets portfolio, and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) and the Post Employment Benefit Plan (PEBP).

The composition of IBRD’s net investment portfolio as of March 31, 2013 and June 30, 2012 was as follows:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012
Net investment portfolio
Liquid assets portfolio	$35,496	$34,189
AMC holdings	168	326
PEBP holdings	688	604

Total	$36,352	$35,119

The investment securities held by IBRD are carried and reported at fair value, or at face value which approximates fair value. As of March 31, 2013, the majority of Investments-Trading is comprised of time deposits, and government and agency obligations (46% and 45%, respectively), with almost all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

A summary of IBRD’s Investments-Trading at March 31, 2013 and June 30, 2012, is as follows:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012
Investments—Trading
Equity securities	$281	$165
Government and agency obligations	16,389	19,742
Time deposits	16,805	10,811
Asset-backed securities (ABS)	2,850	2,748

Total	$36,325	$33,466

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net investment portfolio position as of March 31, 2013 and June 30, 2012:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012
Investments—Trading	$36,325	$33,466
Securities purchased under resale agreements	1,296	209
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(5,534)	(3,700)
Derivative assets
Currency forward contracts	5,922	6,542
Currency swaps	9,427	11,876
Interest rate swaps	122	135
Other[a]	*	*

Total	15,471	18,554

Derivative liabilities
Currency forward contracts	(5,765)	(6,448)
Currency swaps	(9,339)	(11,876)
Interest rate swaps	(265)	(307)
Other[a]	*	—

Total	(15,369)	(18,631)

Cash held in investment portfolio[b]	4,256	5,340
Receivable from investment securities traded[c]	125	18
Payable for investment securities purchased[d]	(218)	(137)

Net Investment Portfolio	$36,352	$35,119

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    17

As of March 31, 2013, there were no short sales included in Other Liabilities on the Condensed Balance Sheet (Nil—June 30, 2012).

For the three and nine months ended March 31, 2013, IBRD included $10 million and $67 million of unrealized gains, respectively, in income (unrealized gains of $160 million and $19 million—three and nine months ended March 31, 2012, respectively).

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and June 30, 2012:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$228	$53	$—	$281
Government and agency obligations	2,882	13,458	49	16,389
Time deposits	2,573	14,232	—	16,805
ABS	—	2,847	3	2,850

Total Investments – Trading	5,683	30,590	52	36,325
Securities purchased under resale agreements	21	1,275	—	1,296
Derivative assets-Investments
Currency forward contracts	—	5,922	—	5,922
Currency swaps	—	9,427	—	9,427
Interest rate swaps	—	122	—	122
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	15,471	—	15,471

Total	$5,704	$47,336	$52	$53,092

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$7	—	$7
Derivative liabilities-Investments
Currency forward contracts	—	5,765	—	5,765
Currency swaps	—	9,339	—	9,339
Interest rate swaps	—	265	—	265
Other[a]	—	*	—	*

Total Derivative liabilities-Investments	—	15,369	—	15,369

Total	$—	$15,376	$—	$15,376

a.	These relate to TBA securities.
b.	Excludes $5,527 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$150	$15	$—	$165
Government and agency obligations	2,559	17,133	50	19,742
Time deposits	1,073	9,738	—	10,811
ABS	—	2,739	9	2,748

Total Investments – Trading	$3,782	$29,625	$59	$33,466

Securities purchased under resale agreements	9	200	—	209
Derivative assets-Investments
Currency forward contracts	—	6,542	—	6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	18,554	—	18,554

Total	$3,791	$48,379	$59	$52,229

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$7	$—	$7
Derivative liabilities-Investments
Currency forward contracts	—	6,448	—	6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307

Total Derivative liabilities-Investments	—	18,631	—	18,631

Total	$—	$18,638	$—	$18,638

a.	These relate to TBA securities.
b.	Excludes $3,693 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

Level 3 Financial Instruments

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Investments–Trading
	Three Months Ended March 31, 2013				Nine Months Ended March 31, 2013
	ABS		Government and agency obligations	Total	ABS	Government and agency obligations	Total
Beginning of the period/fiscal year	$9		$50	$59	$9	$50	$59
Total realized/unrealized gains (losses) in:
Net income	*		(1)	(1)	1	(1)	(* )
Purchases	—		—	—	*	—	*
Sales/Settlements	(*	)	—	(* )	(2)	—	(2)
Transfers (out) in, net	(5)		—	(5)	(5)	—	(5)

End of the period	$3		$49	$52	$3	$49	$52

In millions of U.S. dollars

	Investments–Trading
	Three Months Ended March 31, 2012					Nine Months Ended March 31, 2012
	ABS		Government and agency obligations	Total		ABS	Government and agency obligations	Total
Beginning of the period/fiscal year	$7		$—	$7		$13	$—	$13
Total realized/unrealized gains in:
Net income	*		—	*		*	—	*
Purchases	1		—	1		1	—	1
Sales/Settlements	(*	)	—	(*	)	(4)	—	(4)
Transfers in (out), net	7		—	7		4	—	4

End of the period	$14		$—	$14		$14	$—	$14

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    19

The following table provides information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2013 and March 31, 2012, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended March 31,				Nine Months Ended March 31,
Unrealized Gains(Losses)	2013	2012			2013	2012
Condensed Statement of Income location
Investments – Trading, net	$(1)	$	(*	)	$(1)	$	(*	)

*	Indicates amount less than $0.5 million.

The fair value of Level 3 instruments in the investment portfolio is estimated using valuation models that incorporate observable market inputs and unobservable inputs. The significant unobservable inputs include constant prepayment rates, probability of default, and loss severity. The constant prepayment rate is an annualized expected rate of principal prepayment for a pool of ABS. The probability of default is an estimate of the expected likelihood of not collecting contractual amounts owed. Loss severity is the present value of lifetime losses (both interest and principal) as a percentage of the principal balance.

Significant increases (decreases) in the assumptions used for these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for constant prepayment rate.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments as of March 31, 2013 and June 30, 2012, and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars

Portfolio	Fair Value at March 31, 2013	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (weighted average) March 31, 2013	Range (weighted average) June 30, 2012
Investments (ABS)	$3	$9	Discounted Cash Flow	Probability of default	2.5% to 8% (4%)	0% to 18% (6%)
				Constant prepayment rate	1% to 14% (9%)	0.50% to 15% (5%)
				Loss severity	60% to 100% (79%)	0% to 100% (76%)

Inter-level transfers

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Investments–Trading ABS
	Three Months Ended March 31,				Nine Months Ended March 31,
	2013		2012		2013		2012
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Transfers into (out of)	$7	$(7)	$4	$(4)	$19	$(19)	$14	$(14)
Transfers (out of) into	(2)	2	(11)	11	(14)	14	(18)	18

	$5	$(5)	$(7)	$7	$5	$(5)	$(4)	$4

The transfers from Level 2 to Level 3 reflect the unavailability of quoted prices for similar instruments resulting from a decreased volume of trading for these instruments. Conversely, the transfers from Level 3 to Level 2 reflect the availability of quoted prices for similar instruments resulting from increased volume of trading for these instruments.

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

Valuation Methods and Assumptions

Summarized below are the valuation techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits, given their short term nature, are reported at face value, which approximates fair value.

Securities purchased under resale agreements, Securities sold under agreements to repurchase, and Securities lent under securities lending agreements

These securities are short term and are reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of March 31, 2013 and June 30, 2012:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012
Collateral received
Cash	$5,527	$3,693
Securities	5,779	10,238

Total collateral received	$11,306	$13,931

Collateral permitted to be repledged	$11,306	$13,931
Amount of collateral repledged	—	—

As of March 31, 2013, IBRD received total cash collateral of $5,527 million ($3,693 million—June 30, 2012), out of which $2,800 million was invested in highly liquid instruments (Nil—June 30, 2012).

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and ABS. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$7	$7	Included under Investments-Trading on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$7	$7	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    21

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2013, IBRD had received securities with a fair value of $1,296 million ($209 million—June 30, 2012). None of these securities had been transferred under repurchase or securities lending agreements as of that date (Nil—June 30, 2012).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

Of the total loans outstanding as of March 31, 2013, 82% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium- risk and High-risk classes.

As of March 31, 2013, only 0.33% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.20% of the total loans portfolio.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analyses can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of IBRD’s loans as of March 31, 2013 and June 30, 2012:

In millions of U.S. dollars

	March 31, 2013
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,771	$13,771
Medium	—	—	—	—	—	—	78,121	78,121
High	9	—	28	4	—	41	48,976	49,017

Loans in accrual status[a]	9	—	28	4	—	41	140,868	140,909
Loans in nonaccrual status[a]	6	—	—	—	446	452	10	462
Loan at fair value[b]	—	—	—	—	—	—	162	162

Total	$15	$—	$28	$4	$446	$493	$141,040	$141,533

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

In millions of U.S. dollars

	June 30, 2012
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,799	$14,799
Medium	—	—	—	—	—	—	68,191	68,191
High	10	—	—	—	—	10	52,738	52,748

Loans in accrual status[a]	10	—	—	—	—	10	135,728	135,738
Loans in nonaccrual status[a]	—	—	—	13	428	441	21	462
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$10	$—	$—	$13	$428	$451	$135,874	$136,325

a.	At amortized cost.
b.	For the loan at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the nine months ended March 31, 2013, and for the fiscal year ended June 30, 2012, are summarized below:

In millions of U.S. dollars

	March 31, 2013			June 30, 2012
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,690	$35	$1,725	$1,549	$29	$1,578
Provision	11	20	31	181	8	189
Translation adjustment	3	1	4	(40)	(2)	(42)

Accumulated provision, end of the period/fiscal year	$1,704	$56	$1,760	$1,690	$35	$1,725

Composed of accumulated provision for losses on:
Loans in accrual status	$1,473			$1,459
Loans in nonaccrual status	231			231

Total	$1,704			$1,690

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$140,909			$135,738
Loans at amortized cost in nonaccrual status	462			462
Loan at fair value in accrual status	162			125

Total	$141,533			$136,325

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Fair value adjustment on non-trading portfolios, net

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    23

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by the International Development Association (IDA) to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

At March 31, 2013, principal installments of $4 million and charges of $0.2 million payable to IBRD from one borrower became overdue by more than three months. The aggregate principal outstanding from this borrower was $702 million, as of March 31, 2013. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2013 and June 30, 2012, and for the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012
Recorded investment in nonaccrual loans[a]	$462	$462
Accumulated provision for loan losses on nonaccrual loans	231	231
Average recorded investment in nonaccrual loans for the period/fiscal year	462	464
Overdue amounts of nonaccrual loans of which:	803	761
Principal	452	441
Interest and charges	351	320

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9	$27	$28

During the three and nine months ended March 31, 2013 and March 31, 2012, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other exposures in nonaccrual status at March 31, 2013 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$462	$803	October 2000

Guarantees

Guarantees of $1,984 million were outstanding at March 31, 2013 ($1,753 million—June 30, 2012). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 4 and 19 years, and expire in decreasing amounts through 2029.

At March 31, 2013, liabilities of $61 million ($50 million—June 30, 2012), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $23 million ($18 million—June 30, 2012).

During the nine months ended March 31, 2013, and March 31, 2012, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

The reduction in net income during the three and nine months ended March 31, 2013 and March 31, 2012 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Interest waivers	$31	$34	$96	$106
Commitment charge waivers	3	6	12	21
Loan origination fee waivers	5	6	15	20

Total	$39	$46	$123	$147

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to the net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the nine months ended March 31, 2013, loans to 2 countries generated in excess of 10 percent of total loan income; this amounted to $201 million and $199 million, respectively.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the nine months ended March 31, 2013, and March 31, 2012, is presented in the following table:

In millions of U.S. dollars

	March 31, 2013		March 31, 2012
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$2,066	$11	$1,630	$8
East Asia and Pacific	28,097	369	27,599	362
Europe and Central Asia	39,209	380	38,200	524
Latin America and the Caribbean	48,246	868	45,398	802
Middle East and North Africa	10,427	130	10,040	147
South Asia	13,255	96	13,145	87
Other[a]	233	1	46	1

Total	$141,533	$1,855	$136,058	$1,931

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at March 31, 2013 was 2%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Beginning of the period/fiscal year	$155	$131	$125	$139
Total unrealized gains (losses) in:
Net income	6	9	18	11
Other comprehensive income	1	3	19	(7)

End of the period	$162	$143	$162	$143

*	Indicates amount less than $0.5 million.

The following table reflects the fair value adjustment (unrealized gains or losses) on the Level 3 loan included in income for the three and nine months ended March 31, 2013 and March 31, 2012, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

Unrealized Gains (Losses)	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$3	$5	$9	$4

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of March 31, 2013 and June 30, 2012:

In millions of U.S. dollars

	March 31, 2013		June 30, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$139,402	$137,876	$134,209	$132,198

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED) 25

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of March 31, 2013 and June 30, 2012, except for the one loan which was reported at fair value, all other loans were carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of March 31, 2013, 95% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

The following table summarizes IBRD’s borrowing portfolio after derivatives as of March 31, 2013 and June 30, 2012:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012
Borrowings	$147,867	$145,339
Currency swaps, net	(6,988)	(9,663)
Interest rate swaps, net	(2,586)	(2,601)

	$138,293	$133,075

IBRD uses derivative contracts to modify the interest rate and/or currency characteristics of the instruments in the borrowing portfolio. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of March 31, 2013 and June 30, 2012 is as follows:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012
Level 1	$—	$—
Level 2	140,033	134,371
Level 3	7,834	10,968

	$147,867	$145,339

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and nine months ended March 31, 2013 and March 31, 2012 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Beginning of the period/fiscal year	$9,860	$12,286	$10,968	$12,416
Total realized/ unrealized losses (gains) in:
Net income	780	502	1,702	984
Other comprehensive income	(739)	(574)	(1,447)	(293)
Issuances	141	—	194	20
Settlements	(1,720)	(440)	(2,409)	(1,276)
Transfers out, net	(488)	(302)	(1,174)	(379)

End of the period	$7,834	$11,472	$7,834	$11,472

Information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2013 and March 31, 2012, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2013	2012	2013	2012
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(596)	$(435)	$(1,448)	$(882)

The following table provides information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2013 and March 31, 2012, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2013	2012	2013	2012
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$178	$805	$(313)	$(3,147)

During the three and nine months ended March 31, 2013, and March 31, 2012, IBRD’s credit spreads remained largely unchanged.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instruments. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at March 31, 2013	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average) March 31, 2013	Range (average) June 30, 2012
Borrowings	$7,834	$10,968	Discounted Cash Flow	Correlations	-16% to 84% (13%)	-44% to 83% (13%)

				Long-dated interest rate volatilities	14% to 40% (25%)	17% to 35% (26%)

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Three Months Ended March 31, 2013		Nine Months Ended March 31, 2013
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$488	$(488)	$1,174	$(1,174)

In millions of U.S. dollars

	Three Months Ended March 31, 2012		Nine Months Ended March 31, 2012
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$302	$(302)	$379	$(379)

Transfers from Level 3 to Level 2 are due to increased price transparency.

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2013	$147,867	$149,262	$(1,395)
June 30, 2012	$145,339	$149,655	$(4,316)

Valuation Methods and Assumptions

Valuation techniques applied in determining the fair values of debt instruments are summarized below:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    27

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, interest rate swaps, and structured swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD engages in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately four and a half years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

IBRD is not required to post collateral under its derivative agreements as long as it maintains AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on

March 31, 2013 is $605 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on March 31, 2013, the amount of collateral required to be posted by IBRD would have been $67 million. In contrast, IBRD received collateral totaling $11,306 million as of March 31, 2013, in relation to swap transactions (see Note C-Investments).

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of March 31, 2013 and June 30, 2012:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Derivative assets			Derivative liabilities
	Condensed Balance Sheet location	March 31, 2013	June 30, 2012	Condensed Balance Sheet location	March 31, 2013	June 30, 2012
Derivatives not designated as hedging instruments
Options, Swaptions and Futures contracts –Investments	Other assets	$1	$5	Other liabilities	$2	$—
Interest rate swaps	Derivative assets	10,902	12,140	Derivative liabilities	5,250	6,153
Currency swaps[a]	Derivative assets	136,972	148,673	Derivative liabilities	129,632	138,684
Other[b]	Derivative assets	*	*	Derivative liabilities	*	—

Total Derivatives		$147,875	$160,819		$134,884	$144,837

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	March 31, 2013	June 30, 2012
Investment portfolio
Interest rate swaps
Notional principal	$7,382	$7,319
Credit exposure	122	135
Currency swaps (including currency forward contracts)
Credit exposure	483	413
Swaptions, exchange traded Options and Futures contracts[a]
Notional long position	3,873	272
Notional short position	7,153	2,009
Credit exposure	*	—
Other derivatives[b]
Notional long position	67	95
Credit exposure	*	*

Client operations
Interest rate swaps
Notional principal	20,767	18,215
Credit exposure	1,537	1,720
Currency swaps
Credit exposure	1,663	1,446

Borrowing portfolio
Interest rate swaps
Notional principal	152,758	147,872
Credit exposure	6,184	6,647
Currency swaps
Credit exposure	12,116	15,506

Other derivatives
Interest rate swaps
Notional principal	41,437	38,563
Credit exposure	3,802	4,021
Currency swaps
Credit exposure	95	229

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. Options and futures contracts include interest rate and equity futures contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three and nine months ended March 31, 2013 and March 31, 2012 and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended March 31,		Nine Months Ended March 31,
	Condensed Statement of Income location	Gains (Losses)		Gains (Losses)
		2013	2012	2013	2012
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(399)	$(190)	$(349)	$840
Currency swaps	Fair value adjustment on non-trading portfolios, net	50	(327)	879	1,730

Total		$(349)	$(517)	$530	$2,570

a.	For alternative disclosures about trading derivatives, see the following table.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    29

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investments portfolio and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Condensed Statement of Income Location	Investments-Trading, net		Investments-Trading, net
	Gains (Losses)		Gains (Losses)
	2013	2012	2013	2012
Type of instrument
Fixed income	$4	$46	$51	$(3)
Equity	6	79	16	7

Total	$10	$125	$67	$4

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and June 30, 2012 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of March 31, 2013
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,922	$—	$5,922
Currency swaps	—	9,427	—	9,427
Interest rate swaps	—	122	—	122
Other[a]	—	*	—	*

	—	15,471	—	15,471

Client operations
Currency swaps	—	25,040	—	25,040
Interest rate swaps	—	1,437	—	1,437

	—	26,477	—	26,477

Borrowings
Currency swaps	—	85,986	9,944	95,930
Interest rate swaps	—	5,854	33	5,887

	—	91,840	9,977	101,817

Other assets/liabilities
Currency swaps	—	653	—	653
Interest rate swaps	—	3,456	—	3,456

	—	4,109	—	4,109

Total derivative assets	$—	$137,897	$9,977	$147,874

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,765	$—	$5,765
Currency swaps	—	9,339	—	9,339
Interest rate swaps	—	265	—	265
Other[a]	—	*	—	*

	—	15,369	—	15,369

Client operations
Currency swaps	—	25,028	—	25,028
Interest rate swaps	—	1,429	—	1,429

	—	26,457	—	26,457

Borrowings
Currency swaps	—	80,000	8,942	88,942
Interest rate swaps	—	3,285	16	3,301

	—	83,285	8,958	92,243

Other assets/liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	255	—	255

	—	813	—	813

Total derivative liabilities	$—	$125,924	$8,958	$134,882

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,542	$—	$6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Other[a]	—	*	—	*

	—	18,554	—	18,554

Client operations
Currency swaps	—	25,891	—	25,891
Interest rate swaps	—	1,669	—	1,669

	—	27,560	—	27,560

Borrowings
Currency swaps	—	89,614	13,962	103,576
Interest rate swaps	—	6,520	7	6,527

	—	96,134	13,969	110,103

Other assets/liabilities
Currency swaps	—	788	—	788
Interest rate swaps	—	3,809	—	3,809

	—	4,597	—	4,597

Total derivative assets	$—	$146,845	$13,969	$160,814

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,448	$—	$6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307

	—	18,631	—	18,631

Client operations
Currency swaps	—	25,889	—	25,889
Interest rate swaps	—	1,662	—	1,662

	—	27,551	—	27,551

Borrowings
Currency swaps	—	81,915	11,998	93,913
Interest rate swaps	—	3,903	23	3,926

	—	85,818	12,021	97,839

Other assets/liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	258	—	258

	—	816	—	816

Total derivative liabilities	$—	$132,816	$12,021	$144,837

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Three Months Ended March 31, 2013			Nine Months Ended March 31, 2013
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$1,537	$8	$1,545	$1,964	$(16)	$1,948
Total realized/unrealized gains or (losses) in:
Net income	526	9	535	1,212	33	1,245
Other comprehensive income	(733)	—	(733)	(1,503)	—	(1,503)
Issuances	(2)	—	(2)	(11)	—	(11)
Settlements	(239)	—	(239)	(432)	—	(432)
Transfers out, net	(87)	—	(87)	(228)	—	(228)

End of the period	$1,002	$17	$1,019	$1,002	$17	$1,019

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    31

In millions of U.S. dollars

	Three Months Ended March 31, 2012			Nine Months Ended March 31, 2012
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$2,048	$6	$2,054	$1,303	$40	$1,343
Total realized/unrealized gains or (losses) in:
Net income	286	16	302	976	(18)	958
Other comprehensive income	(617)	—	(617)	(282)	—	(282)
Issuances	(26)	—	(26)	(40)	—	(40)
Settlements	(74)	—	(74)	(311)	—	(311)
Transfers out, net	(10)	—	(10)	(39)	—	(39)

End of the period	$1,607	$22	$1,629	$1,607	$22	$1,629

Unrealized gains or losses included in income for the three and nine months ended March 31, 2013 and March 31, 2012, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2013	2012	2013	2012
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$450	$299	$1,114	$929

The table below provides the details of all inter-level transfers during the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Three Months Ended March 31, 2013		Nine Months Ended March 31, 2013
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$87	$(87)	$228	$(228)

In millions of U.S. dollars

	Three Months Ended March 31, 2012		Nine Months Ended March 31, 2012
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$10	$(10)	$39	$(39)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long-dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at March 31, 2013	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average) March 31, 2013	Range (average) June 30, 2012
Currency swaps, interest rates swaps	$1,019	$1,948	Discounted Cash Flow	Correlations	-16% to 84% (13%)	-44% to 83% (13%)

				Long-dated interest rate volatilities	14% to 40% (25%)	17% to 35% (26%)

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow method using market observable inputs such as yield curves, foreign exchange rates, and basis spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 9, 2012, IBRD’s Executive Directors approved the allocation of $390 million out of the net income earned in the fiscal year ended June 30, 2012 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $3 million, an increase in Restricted Retained Earnings by $13 million, and a reduction in the LTIP Reserve by $225 million.

On October 12, 2012, IBRD’s Board of Governors approved an immediate transfer to IDA of $608 million. This transfer was made on October 16, 2012.

Retained earnings comprise the following components at March 31, 2013 and June 30, 2012:

In millions of U.S. dollars

	March 31, 2013	June 30, 2012
Special Reserve	$293	$293
General Reserve	26,742	26,351
Pension Reserve	1,159	1,162
Surplus	172	172
LTIP Reserve	—	225
Cumulative fair value adjustments[a]	48	857
Unallocated Net Income (Loss)	942	(26)
Restricted Retained Earnings	25	13

Total	$29,381	$29,047

a.	Applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative Expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Three Months Ended March 31, 2013			Nine Months Ended March 31, 2013
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$92	$21	$7	$277	$63	$22
Interest cost	134	24	7	400	73	20
Expected return on plan assets	(180)	(25)	—	(540)	(75)	—
Amortization of unrecognized prior service costs	1	4	*	5	11	*
Amortization of unrecognized net actuarial losses	48	11	8	143	34	23

Net periodic pension cost of which:	$95	$35	$22	$285	$106	$65

IBRD’s Share	$44	$16	$10	$133	$49	$30
IDA’s Share	$51	$19	$12	$152	$57	$35

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    33

In millions of U.S. dollars

	Three Months Ended March 31, 2012			Nine Months Ended March 31, 2012
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$77	$16	$5	$228	$47	$17
Interest cost	154	25	7	463	76	21
Expected return on plan assets	(195)	(26)	—	(585)	(79)	—
Amortization of unrecognized prior service costs	1	—	*	5	—	*
Amortization of unrecognized net actuarial losses	8	7	5	26	19	14

Net periodic pension cost of which:	$45	$22	$17	$137	$63	$52

IBRD’s Share	$22	$11	$9	$65	$30	$25
IDA’s Share	$23	$11	$8	$72	$33	$27

*	Indicates amount less than $0.5 million.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G – Retained earnings, allocations and transfers).

At March 31, 2013 and June 30, 2012, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars

	March 31, 2013
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$337	$6,207	$(5,964)	$(927)	$(347)
IFC	233	37	—	—	(131)	139
MIGA	—	2	—	—	(6)	(4)

	$233	$376	$6,207	$(5,964)	$(1,064)	$(212)

In millions of U.S. dollars

	June 30, 2012
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$375	$7,714	$(7,327)	$(1,006)	$(244)
IFC	42	48	—	—	(120)	(30)
MIGA	—	1	—	—	(5)	(4)

	$42	$424	$7,714	$(7,327)	$(1,131)	$(278)

a.	For details on derivative transactions relating to client operations, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At March 31, 2013, the balance of the loan under this facility amounted to $37 million ($42 million—June 30, 2012) and carried a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan is at LIBOR minus 25 basis points (0.26% as of March 31, 2013) and is not eligible for interest waivers. At March 31, 2013, the balance of this loan was $196 million.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

Administrative expenses

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three and nine months ended March 31, 2013, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $378 million and $1,111 million, respectively ($316 million and $955 million, respectively—three and nine months ended March 31, 2012).

Other income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three and nine months ended March 31, 2013, IBRD’s other income is net of income allocated to IDA of $63 million and $160 million, respectively ($61 million and $150 million, respectively—three and nine months ended March 31, 2012).

For the three and nine months ended March 31, 2013 and March 31, 2012, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Fees charged to IFC	$12	$11	$29	$28
Fees charged to MIGA	1	1	4	4

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income / loss comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2013 and March 31, 2012:

In millions of U.S. dollars

	Nine Months Ended March 31, 2013
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$313	$500	$(516)	$(4,544)	$(170)	$(4,417)
Changes from period activity	224	—	3	200	16	443

Balance, end of the period	$537	$500	$(513)	$(4,344)	$(154)	$(3,974)

In millions of U.S. dollars

	Nine Months Ended March 31, 2012
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)
Changes from period activity	(439)	—	3	59	5	(372)

Balance, end of the period	$577	$500	$(518)	$(2,326)	$(24)	$(1,791)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)    35

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2013 and June 30, 2012:

In millions of U.S. dollars

	March 31, 2013			June 30, 2012
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$4,667	$4,667		$5,806	$5,806
Investments (including Securities purchased under resale agreements)	37,621	37,621		33,675	33,675
Net Loans Outstanding	139,402	137,876		134,209	132,198
Derivative Assets
Investments	15,471	15,471		18,554	18,554
Client operations	26,477	26,477		27,560	27,560
Borrowings	101,817	101,817		110,103	110,103
Other assets/liabilities	4,109	4,109		4,597	4,597
Borrowings	147,867	147,866	[a]	145,339	145,337	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	5,534	5,534		3,700	3,700
Derivative Liabilities
Investments	15,369	15,369		18,631	18,631
Client operations	26,457	26,457		27,551	27,551
Borrowings	92,243	92,243		97,839	97,839
Other assets/liabilities	813	813		816	816

a.	Includes $1 million ($2 million—June 30, 2012) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of March 31, 2013 and June 30, 2012, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note C

Loans and other exposures: See Note D

Borrowings: See Note E

Derivative instruments: See Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three and nine months ended March 31, 2013 and March 31, 2012.

In millions of U.S. dollars

	Three months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Fair value adjustments, net— gains (losses):
Borrowings—Note E	$178	$805	$(313)	$(3,147)
Derivatives—Note F
Borrowing derivatives[a]	17	(241)	892	1,600
Other assets/liabilities derivatives	(368)	(280)	(372)	967
Client operations derivatives	2	4	10	3
Loan—Note D	3	5	9	4

Total	$(168)	$293	$226	$(573)

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risks between loans and borrowings.

36    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2013 (UNAUDITED)

Independent Accountants’ Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2013, the related condensed statements of income and comprehensive income for the three and nine-month periods ended March 31, 2013 and 2012, and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2013 and 2012. These condensed quarterly financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the condensed quarterly financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed quarterly financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2012, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 9, 2012, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2012, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC
May 8, 2013

37

Page 1 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0116AUDSTR02	0000011901	AUD	25,000,000	26,005,000	04-Jan-2013	15-Jan-2013	15-Jan-2016
BOND/SELL AUD/IBRD/GDIF/0118AUD03.50	0000011924	AUD	700,000,000	739,095,000	15-Jan-2013	24-Jan-2013	24-Jan-2018
BOND/SELL AUD/IBRD/GDIF/0323AUD04.35	0000012173	AUD	30,000,000	31,141,500	18-Mar-2013	25-Mar-2013	25-Mar-2023

Sub-total New Borrowings - Australian Dollar			755,000,000	796,241,500

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0218BRL05.34	0000011943	BRL	115,000,000	56,303,550	23-Jan-2013	27-Feb-2013	28-Feb-2018
BOND/SELL BRL/IBRD/GDIF/0916BRL06.00	0000012128	BRL	100,000,000	50,800,102	05-Mar-2013	15-Mar-2013	15-Sep-2016
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000012159	BRL	90,000,000	45,914,853	12-Mar-2013	19-Mar-2013	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0318BRL05.58	0000012059	BRL	105,000,000	53,701,573	20-Feb-2013	26-Mar-2013	28-Mar-2018
BOND/SELL BRL/IBRD/GDIF/0417BRL05.64	0000012179	BRL	123,000,000	61,941,332	19-Mar-2013	24-Apr-2013	28-Apr-2017

Sub-total New Borrowings - Brazilian Real			533,000,000	268,661,409

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0115CLP04.25	0000011906	CLP	60,000,000,000	127,727,515	08-Jan-2013	28-Jan-2013	28-Jan-2015
BOND/SELL CLP/IBRD/GDIF/0115CLP04.25	0000012018	CLP	45,000,000,000	95,248,174	08-Feb-2013	15-Feb-2013	28-Jan-2015
BOND/SELL CLP/IBRD/GDIF/0216CLP04.25	0000012020	CLP	50,000,000,000	105,831,305	08-Feb-2013	15-Feb-2013	05-Feb-2016
BOND/SELL CLP/IBRD/GDIF/0115CLP04.25	0000012069	CLP	15,000,000,000	31,625,553	21-Feb-2013	28-Feb-2013	28-Jan-2015
BOND/SELL CLP/IBRD/GDIF/0115CLP04.25	0000012116	CLP	10,000,000,000	21,121,555	27-Feb-2013	11-Mar-2013	28-Jan-2015

Sub-total New Borrowings - Chilean Peso			180,000,000,000	381,554,102

Page 2 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Columbian Peso
BOND/SELL COP/IBRD/GDIF/0915COP03.875	0000011921	COP	50,000,000,000	28,354,316	14-Jan-2013	22-Jan-2013	10-Sep-2015
BOND/SELL COP/IBRD/GDIF/0215COP03.00	0000012046	COP	60,000,000,000	33,649,074	15-Feb-2013	26-Feb-2013	26-Feb-2015

Sub-total New Borrowings - Colombian Peso			110,000,000,000	62,003,389

Euro
BOND/SELL EUR/IBRD/GDIF/0121EUR00.887	0000011907	EUR	22,000,000	28,711,100	09-Jan-2013	25-Jan-2013	25-Jan-2021
BOND/SELL EUR/IBRD/GDIF/0217EUR00.269	0000011942	EUR	22,000,000	29,341,400	23-Jan-2013	08-Feb-2013	08-Feb-2017
BOND/SELL EUR/IBRD/GDIF/0219EUR00.616	0000011951	EUR	22,000,000	29,313,900	24-Jan-2013	08-Feb-2013	08-Feb-2019
BOND/SELL EUR/IBRD/GDIF/0216EUR00.285	0000011972	EUR	21,000,000	28,204,050	29-Jan-2013	08-Feb-2013	08-Feb-2016
BOND/SELL EUR/IBRD/GDIF/0217EUR00.488	0000011981	EUR	21,000,000	28,442,400	30-Jan-2013	08-Feb-2013	08-Feb-2017
BOND/SELL EUR/IBRD/GDIF/0222EUR01.292	0000011998	EUR	30,000,000	40,663,500	05-Feb-2013	22-Feb-2013	22-Feb-2022
BOND/SELL EUR/IBRD/GDIF/0216EUR00.195	0000012035	EUR	30,000,000	39,979,500	14-Feb-2013	22-Feb-2013	22-Feb-2016
BOND/SELL EUR/IBRD/GDIF/0320EUR00.976	0000012065	EUR	30,000,000	39,543,000	21-Feb-2013	11-Mar-2013	11-Mar-2020
BOND/SELL EUR/IBRD/GDIF/0320EUR00.918	0000012098	EUR	30,000,000	39,799,500	25-Feb-2013	11-Mar-2013	11-Mar-2020
BOND/SELL EUR/IBRD/GDIF/0317EUR00.162	0000012132	EUR	17,000,000	22,173,950	06-Mar-2013	22-Mar-2013	22-Mar-2017
BOND/SELL EUR/IBRD/GDIF/0323EUR01.277	0000012143	EUR	17,000,000	22,289,550	08-Mar-2013	22-Mar-2013	22-Mar-2023
BOND/SELL EUR/IBRD/GDIF/0318EUR00.372	0000012161	EUR	16,000,000	20,807,200	13-Mar-2013	22-Mar-2013	22-Mar-2018
BOND/SELL EUR/IBRD/GDIF/0321EUR00.949	0000012163	EUR	17,000,000	21,987,800	14-Mar-2013	22-Mar-2013	22-Mar-2021
BOND/SELL EUR/IBRD/GDIF/0421EUR00.879	0000012172	EUR	16,000,000	20,716,800	18-Mar-2013	12-Apr-2013	12-Apr-2021
BOND/SELL EUR/IBRD/GDIF/0423EUR01.128	0000012194	EUR	18,000,000	23,285,700	22-Mar-2013	12-Apr-2013	12-Apr-2023
BOND/SELL EUR/IBRD/GDIF/0418EUR00.32	0000012200	EUR	18,000,000	23,377,500	25-Mar-2013	12-Apr-2013	12-Apr-2018
BOND/SELL EUR/IBRD/GDIF/0422EUR01.006	0000012204	EUR	16,000,000	20,594,400	26-Mar-2013	12-Apr-2013	12-Apr-2022

Sub-total New Borrowings - Euro			363,000,000	479,231,250

Page 3 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Indian Rupees
BOND/SELL INR/IBRD/GDIF/0116INR05.13	0000011985	INR	2,000,000,000	37,541,061	30-Jan-2013	06-Feb-2013	29-Jan-2016

Sub-total New Borrowings - Indian Rupees			2,000,000,000	37,541,061

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0343JPYSTR	0000012016	JPY	500,000,000	5,407,159	08-Feb-2013	04-Mar-2013	05-Mar-2043

Sub-total New Borrowings - Japanese Yen			500,000,000	5,407,159

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000011896	MXN	250,000,000	19,569,318	03-Jan-2013	10-Jan-2013	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000011919	MXN	250,000,000	19,763,627	14-Jan-2013	22-Jan-2013	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/0218MXN03.56	0000011933	MXN	300,000,000	23,817,841	17-Jan-2013	13-Feb-2013	13-Feb-2018
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000012028	MXN	250,000,000	19,620,077	12-Feb-2013	19-Feb-2013	06-Nov-2014
BOND/SELL MXN/IBRD/GDIF/0219MXN00.50	0000011991	MXN	50,000,000	3,931,188	01-Feb-2013	27-Feb-2013	28-Feb-2019
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000012081	MXN	150,000,000	11,785,643	22-Feb-2013	01-Mar-2013	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/0318MXN03.17	0000012031	MXN	400,000,000	31,606,686	13-Feb-2013	12-Mar-2013	12-Mar-2018
BOND/SELL MXN/IBRD/GDIF/0418MXN03.45	0000012187	MXN	350,000,000	28,360,864	21-Mar-2013	16-Apr-2013	16-Apr-2018

Sub-total New Borrowings - Mexican Peso			2,000,000,000	158,455,245

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0218NZD03.625	0000012000	NZD	500,000,000	421,725,000	05-Feb-2013	20-Feb-2013	20-Feb-2018

Sub-total New Borrowings - New Zealand Dollar			500,000,000	421,725,000

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0418RUB00.50	0000012121	RUB	500,000,000	16,237,430	04-Mar-2013	03-Apr-2013	03-Apr-2018

Sub-total New Borrowings - Russian Rouble			500,000,000	16,237,430

Page 4 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollar
BOND/SELL USD/IBRD/GDIF/0115USDFRN	0000011899	USD	1,500,000,000	1,500,000,000	04-Jan-2013	14-Jan-2013	14-Jan-2015
BOND/SELL USD/IBRD/GDIF/0122USDSTR01	0000011917	USD	100,000,000	100,000,000	11-Jan-2013	25-Jan-2013	25-Jan-2022
BOND/SELL USD/IBRD/GDIF/0118USDSTR	0000011902	USD	10,000,000	10,000,000	04-Jan-2013	30-Jan-2013	30-Jan-2018
BOND/SELL USD/IBRD/GDIF/0122USDSTR01	0000011961	USD	20,000,000	20,000,000	25-Jan-2013	01-Feb-2013	25-Jan-2022
BOND/SELL USD/IBRD/GDIF/0416USD00.50	0000012003	USD	4,250,000,000	4,250,000,000	06-Feb-2013	13-Feb-2013	15-Apr-2016
BOND/SELL USD/IBRD/GDIF/0223USD02.125	0000012004	USD	750,000,000	750,000,000	06-Feb-2013	13-Feb-2013	13-Feb-2023
BOND/SELL USD/IBRD/GDIF/0115USDFRN	0000012027	USD	100,000,000	100,000,000	11-Feb-2013	19-Feb-2013	14-Jan-2015
BOND/SELL USD/IBRD/GDIF/0218USDSTR01	0000012014	USD	10,000,000	10,000,000	07-Feb-2013	20-Feb-2013	20-Feb-2018
BOND/SELL USD/IBRD/GDIF/0228USDSTR03	0000012054	USD	1,344,000	1,344,000	15-Feb-2013	25-Feb-2013	25-Feb-2028
BOND/SELL USD/IBRD/GDIF/0223USDSTR	0000012049	USD	30,000,000	30,000,000	15-Feb-2013	27-Feb-2013	27-Feb-2023
BOND/SELL USD/IBRD/GDIF/0328USDSTR01	0000012032	USD	15,000,000	15,000,000	13-Feb-2013	06-Mar-2013	06-Mar-2028
BOND/SELL USD/IBRD/GDIF/0115USDFRN	0000012138	USD	425,000,000	425,000,000	06-Mar-2013	14-Mar-2013	14-Jan-2015
BOND/SELL USD/IBRD/GDIF/0414USDSTR05	0000012158	USD	250,000,000	250,000,000	11-Mar-2013	21-Mar-2013	11-Apr-2014
BOND/SELL USD/IBRD/GDIF/0316USDSTR02	0000012149	USD	250,000,000	250,000,000	08-Mar-2013	22-Mar-2013	22-Mar-2016
BOND/SELL USD/IBRD/GDIF/0418USDSTR	0000012155	USD	5,000,000	5,000,000	11-Mar-2013	04-Apr-2013	04-Apr-2018
BOND/SELL USD/IBRD/GDIF/0118USDSTR01	0000011910	USD	13,000,000	13,000,000	09-Jan-2013	24-Jan-2013	24-Jan-2018
BOND/SELL USD/IBRD/GDIF/0219USDSTR	0000012017	USD	5,000,000	5,000,000	08-Feb-2013	26-Feb-2013	25-Feb-2019
BOND/SELL USD/IBRD/GDIF/0318USDSTR	0000012150	USD	80,000,000	80,000,000	08-Mar-2013	22-Mar-2013	22-Mar-2018
BOND/SELL USD/IBRD/GDIF/0443USDSTR	0000012199	USD	195,000,000	195,000,000	25-Mar-2013	08-Apr-2013	08-Apr-2043

Sub-total New Borrowings - United States Dollar			8,009,344,000	8,009,344,000

Page 5 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
South African Rand
BOND/SELL ZAR/IBRD/GDIF/0118ZAR00.50	0000011898	ZAR	83,000,000	9,597,928	04-Jan-2013	30-Jan-2013	31-Jan-2018

Sub-total New Borrowings - South African Rand			83,000,000	9,597,928

Total New Borrrowings				10,645,999,473

Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0113AUD01.00	0000006128	AUD	(27,000,000)	(28,491,750)	07-Jan-2003	23-Jan-2003	23-Jan-2013
BOND/SELL AUD/IBRD/GDIF/0113AUD00.50	0000006133	AUD	(389,000,000)	(404,112,650)	08-Jan-2003	28-Jan-2003	28-Jan-2013
BOND/SELL AUD/IBRD/GDIF/0213AUD00.50	0000006174	AUD	(7,000,000)	(7,297,150)	24-Jan-2003	04-Feb-2003	04-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0213AUD00.50A	0000006190	AUD	(62,000,000)	(64,070,800)	31-Jan-2003	13-Feb-2003	13-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0213AUD01.00	0000006161	AUD	(262,000,000)	(270,423,300)	20-Jan-2003	18-Feb-2003	20-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0113AUD03.60	0000009617	AUD	(29,000,000)	(30,645,750)	28-May-2009	25-Jun-2009	22-Jan-2013
BOND/SELL AUD/IBRD/GDIF/0213AUD04.08	0000009662	AUD	(23,000,000)	(23,779,700)	19-Jun-2009	23-Jul-2009	14-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0313AUD03.96	0000009696	AUD	(20,000,000)	(20,692,000)	16-Jul-2009	19-Aug-2009	14-Mar-2013
BOND/SELL AUD/IBRD/GDIF/0313AUD04.32	0000009761	AUD	(24,000,000)	(24,830,400)	13-Aug-2009	09-Sep-2009	14-Mar-2013
BOND/SELL AUD/IBRD/GDIF/0313AUD04.82	0000009778	AUD	(20,000,000)	(20,692,000)	25-Aug-2009	17-Sep-2009	14-Mar-2013
BOND/SELL AUD/IBRD/GDIF/0213AUD04.28	0000010002	AUD	(6,000,000)	(6,201,900)	03-Feb-2010	18-Feb-2010	19-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0213AUD04.74	0000010011	AUD	(20,000,000)	(20,641,000)	08-Feb-2010	24-Feb-2010	25-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0313AUD04.89	0000010069	AUD	(21,800,000)	(22,721,050)	16-Mar-2010	29-Mar-2010	28-Mar-2013

Sub-total Maturing Borrowings - Australian Dollar			(910,800,000)	(944,599,450)

Page 6 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0113BRL08.25A	0000010542	BRL	(100,000,000)	(49,112,295)	12-Jan-2011	24-Jan-2011	24-Jan-2013
BOND/SELL BRL/IBRD/GDIF/0213BRL09.25	0000010611	BRL	(23,995,000)	(12,158,293)	14-Feb-2011	22-Feb-2011	22-Feb-2013
BOND/SELL BRL/IBRD/GDIF/0113BRL08.25A	0000010627	BRL	(100,000,000)	(49,112,295)	25-Feb-2011	04-Mar-2011	24-Jan-2013
BOND/SELL BRL/IBRD/GDIF/0213BRL09.25	0000010641	BRL	(50,000,000)	(25,335,056)	08-Mar-2011	15-Mar-2011	22-Feb-2013
BOND/SELL BRL/IBRD/GDIF/0113BRL08.25A	0000010688	BRL	(50,000,000)	(24,556,148)	04-Apr-2011	11-Apr-2011	24-Jan-2013
BOND/SELL BRL/IBRD/GDIF/0213BRL09.25	0000010825	BRL	(50,000,000)	(25,335,056)	06-Jul-2011	13-Jul-2011	22-Feb-2013

Sub-total Maturing Borrowings - Brazilian Real			(373,995,000)	(185,609,144)

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010091	CLP	(8,077,000,000)	(17,029,306)	25-Mar-2010	06-Apr-2010	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010105	CLP	(10,000,000,000)	(21,083,702)	31-Mar-2010	12-Apr-2010	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010120	CLP	(15,000,000,000)	(31,625,553)	07-Apr-2010	15-Apr-2010	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010149	CLP	(10,000,000,000)	(21,083,702)	22-Apr-2010	29-Apr-2010	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010196	CLP	(10,000,000,000)	(21,083,702)	19-May-2010	26-May-2010	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010340	CLP	(15,000,000,000)	(31,625,553)	04-Aug-2010	11-Aug-2010	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010453	CLP	(15,000,000,000)	(31,625,553)	12-Nov-2010	24-Nov-2010	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010548	CLP	(17,500,000,000)	(36,896,479)	13-Jan-2011	20-Jan-2011	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0113CLP03.25	0000010530	CLP	(15,000,000,000)	(31,836,995)	06-Jan-2011	24-Jan-2011	24-Jan-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010581	CLP	(7,500,000,000)	(15,812,777)	25-Jan-2011	01-Feb-2011	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010587	CLP	(5,000,000,000)	(10,541,851)	27-Jan-2011	04-Feb-2011	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010679	CLP	(5,000,000,000)	(10,541,851)	31-Mar-2011	07-Apr-2011	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0113CLP03.25	0000010701	CLP	(30,000,000,000)	(63,673,989)	08-Apr-2011	15-Apr-2011	24-Jan-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010703	CLP	(25,000,000,000)	(52,709,256)	11-Apr-2011	20-Apr-2011	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0113CLP03.25	0000010759	CLP	(10,000,000,000)	(21,224,663)	17-May-2011	31-May-2011	24-Jan-2013

Sub-total Maturing Borrowings - Chilean Peso			(198,077,000,000)	(418,394,934)

Page 7 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
China Yuan Renminbi
BOND/SELL CNY/IBRD/GDIF/0113CNY00.95	0000010523	CNY	(500,000,000)	(80,396,192)	04-Jan-2011	14-Jan-2011	14-Jan-2013

Sub-total Maturing Borrowings - China Yuan Renminbi			(500,000,000)	(80,396,192)

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0213COP05.75	0000010348	COP	(230,000,000)	(129,294)	12-Aug-2010	19-Aug-2010	14-Feb-2013
BOND/SELL COP/IBRD/GDIF/0213COP05.75	0000010441	COP	(20,000,000,000)	(11,242,935)	08-Nov-2010	12-Nov-2010	14-Feb-2013
BOND/SELL COP/IBRD/GDIF/0213COP05.75	0000010461	COP	(30,000,000,000)	(16,864,402)	17-Nov-2010	24-Nov-2010	14-Feb-2013
BOND/SELL COP/IBRD/GDIF/0213COP05.75	0000011168	COP	(17,000,000,000)	(9,556,494)	20-Jan-2012	31-Jan-2012	14-Feb-2013

Sub-total New Borrowings - Colombian Peso			(67,230,000,000)	(37,793,124)

Euro
BOND/SELL EUR/IBRD/GDIF/0213ITL05.38E	0000000297	EUR	(233,293,911)	(309,499,367)	25-Feb-1998	25-Feb-1998	25-Feb-2013

Sub-total Maturing Borrowings - Euro			(233,293,911)	(309,499,367)

Korean Won
BOND/SELL KRW/IBRD/GDIF/0213KRW02.30	0000010017	KRW	(187,750,000,000)	(172,334,664)	12-Feb-2010	26-Feb-2010	26-Feb-2013
BOND/SELL KRW/IBRD/GDIF/0213KRW02.30	0000010057	KRW	(114,500,000,000)	(105,098,903)	03-Mar-2010	18-Mar-2010	26-Feb-2013
BOND/SELL KRW/IBRD/GDIF/0213KRW02.30	0000010130	KRW	(20,000,000,000)	(18,357,887)	12-Apr-2010	23-Apr-2010	26-Feb-2013
BOND/SELL KRW/IBRD/GDIF/0213KRW02.30	0000010198	KRW	(12,000,000,000)	(11,014,732)	20-May-2010	03-Jun-2010	26-Feb-2013

Sub-total Maturing Borrowings - Korean Won			(334,250,000,000)	(306,806,187)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0313MXN03.81	0000010632	MXN	(290,000,000)	(23,419,204)	01-Mar-2011	29-Mar-2011	27-Mar-2013

Sub-total Maturing Borrowings - Mexican Peso			(290,000,000)	(23,419,204)

Page 8 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0113NZD03.54	0000009618	NZD	(27,000,000)	(22,727,250)	28-May-2009	25-Jun-2009	22-Jan-2013
BOND/SELL NZD/IBRD/GDIF/0213NZD03.78	0000009661	NZD	(25,000,000)	(21,205,000)	19-Jun-2009	23-Jul-2009	14-Feb-2013
BOND/SELL NZD/IBRD/GDIF/0313NZD03.72	0000009697	NZD	(18,000,000)	(14,726,700)	16-Jul-2009	19-Aug-2009	14-Mar-2013
BOND/SELL NZD/IBRD/GDIF/0313NZD03.84	0000009760	NZD	(10,000,000)	(8,181,500)	13-Aug-2009	09-Sep-2009	14-Mar-2013

Sub-total Maturing Borrowings - New Zealand Dollar			(80,000,000)	(66,840,450)

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0213RUB06.00	0000008143	RUB	(890,000,000)	(29,127,802)	25-Jul-2007	28-Aug-2007	27-Feb-2013
BOND/SELL RUB/IBRD/GDIF/0113RUB06.00	0000008587	RUB	(140,000,000)	(4,642,579)	12-Dec-2007	24-Jan-2008	24-Jan-2013
BOND/SELL RUB/IBRD/GDIF/0213RUB06.00A	0000008683	RUB	(125,000,000)	(4,085,635)	29-Jan-2008	26-Feb-2008	26-Feb-2013
BOND/SELL RUB/IBRD/GDIF/0313RUB06.25	0000008725	RUB	(125,000,000)	(4,048,911)	19-Feb-2008	26-Mar-2008	26-Mar-2013

Sub-total Maturing Borrowings - Russian Rouble			(1,280,000,000)	(41,904,927)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000009965	TRY	(26,000,000)	(14,718,370)	12-Jan-2010	25-Jan-2010	25-Jan-2013
BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000010102	TRY	(50,000,000)	(28,304,557)	31-Mar-2010	12-Apr-2010	25-Jan-2013
BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000010218	TRY	(50,000,000)	(28,304,557)	27-May-2010	04-Jun-2010	25-Jan-2013
BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000010378	TRY	(30,000,000)	(16,982,734)	21-Sep-2010	27-Sep-2010	25-Jan-2013
BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000010567	TRY	(50,000,000)	(28,304,557)	24-Jan-2011	31-Jan-2011	25-Jan-2013

Sub-total Maturing Borrowings - Turkish Lira			(206,000,000)	(116,614,775)

United States Dollar
BOND/SELL USD/IBRD/GDIF/0113USD01.62	0000009367	USD	(35,000,000)	(35,000,000)	05-Dec-2008	24-Dec-2008	22-Jan-2013
BOND/SELL USD/IBRD/GDIF/0313USD01.32	0000009398	USD	(30,000,000)	(30,000,000)	07-Jan-2009	09-Feb-2009	21-Mar-2013
BOND/SELL USD/IBRD/GDIF/0113USD01.38	0000009616	USD	(20,000,000)	(20,000,000)	28-May-2009	25-Jun-2009	22-Jan-2013
BOND/SELL USD/IBRD/GDIF/0213USD01.68	0000009660	USD	(10,000,000)	(10,000,000)	19-Jun-2009	23-Jul-2009	14-Feb-2013
BOND/SELL USD/IBRD/GDIF/0213USDSTR	0000009993	USD	(100,000,000)	(100,000,000)	01-Feb-2010	10-Feb-2010	10-Feb-2013

Page 9 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0213USDSTR01	0000009992	USD	(100,000,000)	(100,000,000)	28-Jan-2010	11-Feb-2010	11-Feb-2013
BOND/SELL USD/IBRD/GDIF/0213USDSTR02	0000010005	USD	(50,000,000)	(50,000,000)	04-Feb-2010	12-Feb-2010	12-Feb-2013
BOND/SELL USD/IBRD/GDIF/0213USDSTR03	0000010016	USD	(100,000,000)	(100,000,000)	12-Feb-2010	24-Feb-2010	24-Feb-2013
BOND/SELL USD/IBRD/GDIF/0313USDSTR	0000010056	USD	(100,000,000)	(100,000,000)	02-Mar-2010	16-Mar-2010	18-Mar-2013
BOND/SELL USD/IBRD/GDIF/0213USDFRN	0000010502	USD	(350,000,000)	(350,000,000)	09-Dec-2010	23-Dec-2010	22-Feb-2013
BOND/SELL USD/IBRD/GDIF/0213USDFRN01	0000010503	USD	(300,000,000)	(300,000,000)	09-Dec-2010	23-Dec-2010	22-Feb-2013
BOND/SELL USD/IBRD/GDIF/0313USD00.30	0000011147	USD	(100,000,000)	(100,000,000)	12-Jan-2012	20-Jan-2012	20-Mar-2013
BOND/SELL USD/IBRD/MLT/0213USD00.00	0000000501	USD	(18,000,000)	(18,000,000)	06-Mar-1985	06-Mar-1985	15-Feb-2013
BOND/SELL USD/IBRD/MLT/0213USD00.001	0000001061	USD	(20,000,000)	(20,000,000)	09-Dec-1985	07-Jan-1986	15-Feb-2013

Sub-total Matured Borrowings - United States Dollar			(1,333,000,000)	(1,333,000,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0113ZAR07.53	0000006913	ZAR	(115,000,000)	(13,347,726)	03-Dec-2004	23-Dec-2004	10-Jan-2013
BOND/SELL ZAR/IBRD/GDIF/0113ZAR07.17	0000007307	ZAR	(70,000,000)	(8,124,703)	07-Nov-2005	05-Dec-2005	10-Jan-2013
BOND/SELL ZAR/IBRD/GDIF/0213ZAR06.00	0000010577	ZAR	(212,190,000)	(23,753,498)	25-Jan-2011	04-Feb-2011	04-Feb-2013

Sub-total Maturing Borrowings - South African Rand			(397,190,000)	(45,225,927)

Total Maturing Borrowings				(3,910,103,681)

Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0222AUD00.50A	0000011912	AUD	(15,000,000)	(15,740,250)	10-Jan-2013	24-Jan-2013	24-Feb-2022
BOND/BUY AUD/IBRD/GDIF/0319AUD00.50	0000011913	AUD	(15,000,000)	(15,740,250)	10-Jan-2013	24-Jan-2013	27-Mar-2019
BOND/BUY AUD/IBRD/GDIF/0314AUD03.37	0000011957	AUD	(2,522,000)	(2,621,241)	25-Jan-2013	01-Feb-2013	17-Mar-2014
BOND/BUY AUD/IBRD/GDIF/0314AUD05.08	0000011959	AUD	(6,653,000)	(6,914,796)	25-Jan-2013	01-Feb-2013	18-Mar-2014
BOND/BUY AUD/IBRD/GDIF/0514AUD05.14	0000011968	AUD	(7,348,000)	(7,637,144)	28-Jan-2013	01-Feb-2013	20-May-2014
BOND/BUY AUD/IBRD/GDIF/0714AUD04.34	0000011969	AUD	(4,884,000)	(5,076,185)	28-Jan-2013	01-Feb-2013	14-Jul-2014
BOND/BUY AUD/IBRD/GDIF/0615AUD03.25	0000011982	AUD	(1,308,000)	(1,340,962)	30-Jan-2013	12-Feb-2013	12-Jun-2015

Page 10 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY AUD/IBRD/GDIF/0415AUD04.84	0000011983	AUD	(5,219,000)	(5,350,519)	30-Jan-2013	12-Feb-2013	20-Apr-2015
BOND/BUY AUD/IBRD/GDIF/1215AUD03.52	0000011995	AUD	(1,652,000)	(1,693,630)	04-Feb-2013	12-Feb-2013	21-Dec-2015
BOND/BUY AUD/IBRD/GDIF/0315AUD04.80	0000012080	AUD	(2,676,000)	(2,746,111)	22-Feb-2013	28-Feb-2013	30-Mar-2015
BOND/BUY AUD/IBRD/GDIF/0314AUD03.37	0000012045	AUD	(4,300,000)	(4,382,775)	15-Feb-2013	01-Mar-2013	17-Mar-2014
BOND/BUY AUD/IBRD/GDIF/0315AUD04.47	0000012053	AUD	(5,300,000)	(5,402,025)	15-Feb-2013	01-Mar-2013	30-Mar-2015
BOND/BUY AUD/IBRD/GDIF/0415AUD04.70	0000012151	AUD	(2,067,000)	(2,138,518)	08-Mar-2013	14-Mar-2013	14-Apr-2015
BOND/BUY AUD/IBRD/GDIF/0615AUD04.86	0000012152	AUD	(4,200,000)	(4,345,320)	08-Mar-2013	14-Mar-2013	22-Jun-2015
BOND/BUY AUD/IBRD/GDIF/0914AUD04.26	0000012153	AUD	(2,042,000)	(2,119,698)	08-Mar-2013	18-Mar-2013	16-Sep-2014

Sub-total early Retirements - Australian Dollar			(80,171,000)	(83,249,424)

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0414BRL08.61	0000011953	BRL	(13,300,000)	(6,694,350)	24-Jan-2013	06-Feb-2013	30-Apr-2014
BOND/BUY BRL/IBRD/GDIF/1014BRL07.62	0000011954	BRL	(16,800,000)	(8,456,021)	24-Jan-2013	06-Feb-2013	28-Oct-2014
BOND/BUY BRL/IBRD/GDIF/0214BRL08.73	0000011970	BRL	(19,000,000)	(9,563,357)	28-Jan-2013	06-Feb-2013	28-Feb-2014
BOND/BUY BRL/IBRD/GDIF/0314BRL08.04	0000011971	BRL	(24,000,000)	(12,080,030)	28-Jan-2013	06-Feb-2013	28-Mar-2014
BOND/BUY BRL/IBRD/GDIF/0114BRL08.70	0000011973	BRL	(18,200,000)	(9,169,921)	29-Jan-2013	07-Feb-2013	28-Jan-2014
BOND/BUY BRL/IBRD/GDIF/1113BRL09.00	0000011976	BRL	(12,200,000)	(6,146,870)	29-Jan-2013	07-Feb-2013	27-Nov-2013
BOND/BUY BRL/IBRD/GDIF/0813BRL08.15	0000011980	BRL	(6,200,000)	(3,167,710)	30-Jan-2013	08-Feb-2013	28-Aug-2013
BOND/BUY BRL/IBRD/GDIF/0213BRL09.25	0000011979	BRL	(26,005,000)	(13,286,499)	30-Jan-2013	08-Feb-2013	22-Feb-2013
BOND/BUY BRL/IBRD/GDIF/0913BRL06.00	0000012015	BRL	(40,000,000)	(20,381,127)	07-Feb-2013	19-Feb-2013	30-Sep-2013
BOND/BUY BRL/IBRD/GDIF/0814BRL08.04	0000012058	BRL	(39,680,000)	(20,045,972)	20-Feb-2013	01-Mar-2013	28-Aug-2014
BOND/BUY BRL/IBRD/GDIF/1114BRL07.50	0000012064	BRL	(25,320,000)	(12,791,432)	20-Feb-2013	01-Mar-2013	28-Nov-2014

Sub-total early Retirements - Brazilian Real			(240,705,000)	(121,783,289)

Page 11 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Euro
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011940	EUR	(2,582,285)	(3,502,740)	23-Jan-2013	07-Feb-2013	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000011997	EUR	(4,795,918)	(6,396,076)	05-Feb-2013	19-Feb-2013	08-Nov-2016
BOND/BUY EUR/IBRD/MLT/0219EURSTR	0000012029	EUR	(3,430,000)	(4,574,420)	13-Feb-2013	19-Feb-2013	05-Feb-2019
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000012140	EUR	(6,043,470)	(7,859,231)	07-Mar-2013	13-Mar-2013	08-Nov-2016

Sub-total early Retirements - Euro			(16,851,672)	(22,332,466)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011897	GBP	(2,000,000)	(3,205,800)	03-Jan-2013	17-Jan-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011900	GBP	(3,000,000)	(4,808,700)	04-Jan-2013	17-Jan-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011903	GBP	(5,000,000)	(8,014,500)	07-Jan-2013	17-Jan-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011904	GBP	(21,079,000)	(33,423,916)	08-Jan-2013	23-Jan-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000011920	GBP	(15,000,000)	(23,562,000)	14-Jan-2013	28-Jan-2013	07-Dec-2028
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000011928	GBP	(4,500,000)	(7,102,125)	16-Jan-2013	31-Jan-2013	07-Dec-2028
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011941	GBP	(3,000,000)	(4,698,000)	23-Jan-2013	06-Feb-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011996	GBP	(7,000,000)	(10,825,850)	04-Feb-2013	19-Feb-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000012038	GBP	(4,950,000)	(7,487,618)	14-Feb-2013	27-Feb-2013	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000012139	GBP	(3,500,000)	(5,234,250)	06-Mar-2013	13-Mar-2013	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000012130	GBP	(8,627,000)	(13,057,396)	05-Mar-2013	20-Mar-2013	07-Jun-2021

Sub-total early Retirements - Pound Sterling			(77,656,000)	(121,420,155)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR02	0000011831	JPY	(500,000,000)	(5,689,253)	30-Nov-2012	07-Jan-2013	02-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR01	0000011832	JPY	(200,000,000)	(2,275,701)	30-Nov-2012	07-Jan-2013	07-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0126JPYSTR02	0000011833	JPY	(100,000,000)	(1,131,286)	30-Nov-2012	15-Jan-2013	13-Jan-2026
BOND/BUY JPY/IBRD/GDIF/0137JPYSTR	0000011864	JPY	(300,000,000)	(3,400,975)	07-Dec-2012	16-Jan-2013	16-Jan-2037
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR14	0000011866	JPY	(200,000,000)	(2,237,637)	10-Dec-2012	17-Jan-2013	15-Jan-2038

Page 12 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR16	0000011868	JPY	(600,000,000)	(6,761,706)	12-Dec-2012	22-Jan-2013	22-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0731JPYSTR09	0000011871	JPY	(100,000,000)	(1,126,951)	14-Dec-2012	22-Jan-2013	22-Jul-2031
BOND/BUY JPY/IBRD/GDIF/0727JPYSTR01	0000011872	JPY	(1,100,000,000)	(12,444,143)	14-Dec-2012	23-Jan-2013	23-Jul-2027
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR20	0000011915	JPY	(2,000,000,000)	(22,106,776)	10-Jan-2013	29-Jan-2013	29-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0128JPYSTR	0000011880	JPY	(500,000,000)	(5,477,351)	19-Dec-2012	30-Jan-2013	30-Jan-2028
BOND/BUY JPY/IBRD/GDIF/0234JPYSTR03	0000011877	JPY	(5,000,000,000)	(53,818,417)	18-Dec-2012	04-Feb-2013	03-Feb-2034
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR10	0000011931	JPY	(500,000,000)	(5,381,842)	17-Jan-2013	04-Feb-2013	04-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR06	0000011895	JPY	(550,000,000)	(5,904,138)	28-Dec-2012	05-Feb-2013	05-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR12	0000011934	JPY	(200,000,000)	(2,146,959)	18-Jan-2013	05-Feb-2013	05-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR04	0000011935	JPY	(2,300,000,000)	(24,690,033)	18-Jan-2013	05-Feb-2013	05-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR07	0000011936	JPY	(400,000,000)	(4,293,919)	18-Jan-2013	05-Feb-2013	05-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0237JPYSTR01	0000011937	JPY	(1,000,000,000)	(10,672,359)	22-Jan-2013	06-Feb-2013	06-Feb-2037
BOND/BUY JPY/IBRD/GDIF/0237JPYSTR	0000011938	JPY	(1,000,000,000)	(10,672,359)	22-Jan-2013	06-Feb-2013	06-Feb-2037
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR21	0000011948	JPY	(300,000,000)	(3,244,295)	24-Jan-2013	08-Feb-2013	08-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR15	0000011952	JPY	(100,000,000)	(1,081,432)	24-Jan-2013	08-Feb-2013	08-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR20	0000011908	JPY	(350,000,000)	(3,714,513)	09-Jan-2013	12-Feb-2013	12-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR16	0000011960	JPY	(950,000,000)	(10,082,250)	25-Jan-2013	12-Feb-2013	12-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR09	0000011962	JPY	(1,000,000,000)	(10,612,895)	25-Jan-2013	12-Feb-2013	12-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR19	0000011964	JPY	(1,350,000,000)	(14,327,408)	25-Jan-2013	12-Feb-2013	12-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0237JPYSTR07	0000011965	JPY	(100,000,000)	(1,061,289)	25-Jan-2013	12-Feb-2013	10-Feb-2037
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR14	0000011967	JPY	(400,000,000)	(4,245,158)	25-Jan-2013	12-Feb-2013	12-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR05	0000011974	JPY	(193,000,000)	(2,048,289)	29-Jan-2013	12-Feb-2013	22-Jun-2027
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR05	0000011977	JPY	(266,000,000)	(2,823,030)	29-Jan-2013	12-Feb-2013	10-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0236JPYSTR01	0000011911	JPY	(600,000,000)	(6,407,176)	10-Jan-2013	13-Feb-2013	13-Feb-2036
BOND/BUY JPY/IBRD/GDIF/0235JPYSTR03	0000011925	JPY	(300,000,000)	(3,217,158)	16-Jan-2013	14-Feb-2013	14-Feb-2035
BOND/BUY JPY/IBRD/GDIF/0227JPYSTR	0000011926	JPY	(1,000,000,000)	(10,723,861)	16-Jan-2013	14-Feb-2013	14-Feb-2027

Page 13 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/MLT/0238JPYSTR08	0000011892	JPY	(20,000,000,000)	(213,812,273)	27-Dec-2012	19-Feb-2013	19-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR27	0000011930	JPY	(250,000,000)	(2,672,653)	16-Jan-2013	19-Feb-2013	19-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000011984	JPY	(200,000,000)	(2,138,123)	31-Jan-2013	19-Feb-2013	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR41	0000011992	JPY	(150,000,000)	(1,603,592)	01-Feb-2013	19-Feb-2013	16-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR22	0000011993	JPY	(300,000,000)	(3,207,184)	01-Feb-2013	19-Feb-2013	19-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR12	0000011939	JPY	(1,900,000,000)	(20,457,604)	22-Jan-2013	21-Feb-2013	21-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0236JPYSTR04	0000012005	JPY	(500,000,000)	(5,361,068)	06-Feb-2013	22-Feb-2013	22-Feb-2036
BOND/BUY JPY/IBRD/MLT/0238JPYSTR24	0000011905	JPY	(20,000,000,000)	(213,321,956)	08-Jan-2013	25-Feb-2013	25-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR30	0000011944	JPY	(300,000,000)	(3,199,829)	24-Jan-2013	25-Feb-2013	25-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR10	0000011945	JPY	(900,000,000)	(9,599,488)	24-Jan-2013	25-Feb-2013	25-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR34	0000011949	JPY	(1,600,000,000)	(17,401,708)	24-Jan-2013	26-Feb-2013	26-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR35	0000011950	JPY	(500,000,000)	(5,438,034)	24-Jan-2013	26-Feb-2013	26-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR37	0000011955	JPY	(300,000,000)	(3,262,820)	25-Jan-2013	26-Feb-2013	26-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR40	0000012021	JPY	(100,000,000)	(1,087,607)	08-Feb-2013	26-Feb-2013	26-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR36	0000012022	JPY	(250,000,000)	(2,719,017)	08-Feb-2013	26-Feb-2013	26-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR32	0000012024	JPY	(1,150,000,000)	(12,507,477)	08-Feb-2013	26-Feb-2013	26-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR33	0000011958	JPY	(100,000,000)	(1,090,929)	25-Jan-2013	27-Feb-2013	27-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR29	0000011978	JPY	(100,000,000)	(1,085,246)	30-Jan-2013	28-Feb-2013	28-Aug-2037
BOND/BUY JPY/IBRD/MLT/0341JPYSTR01	0000011929	JPY	(20,000,000,000)	(213,846,565)	16-Jan-2013	04-Mar-2013	04-Mar-2041
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR01	0000011946	JPY	(200,000,000)	(2,138,466)	24-Jan-2013	04-Mar-2013	04-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR06	0000011988	JPY	(100,000,000)	(1,069,233)	31-Jan-2013	04-Mar-2013	04-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR01	0000011989	JPY	(100,000,000)	(1,069,233)	31-Jan-2013	04-Mar-2013	02-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR01	0000012050	JPY	(1,500,000,000)	(16,038,492)	15-Feb-2013	04-Mar-2013	04-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR02	0000012052	JPY	(2,550,000,000)	(27,265,437)	15-Feb-2013	04-Mar-2013	03-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR14	0000012056	JPY	(200,000,000)	(2,146,729)	19-Feb-2013	05-Mar-2013	05-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0928JPYSTR	0000012007	JPY	(100,000,000)	(1,040,853)	07-Feb-2013	11-Mar-2013	11-Sep-2028

Page 14 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR15	0000012008	JPY	(300,000,000)	(3,122,560)	07-Feb-2013	11-Mar-2013	10-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR04	0000012009	JPY	(100,000,000)	(1,040,853)	07-Feb-2013	11-Mar-2013	11-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR21	0000012010	JPY	(100,000,000)	(1,040,853)	07-Feb-2013	11-Mar-2013	10-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR05	0000012011	JPY	(1,050,000,000)	(10,928,962)	07-Feb-2013	11-Mar-2013	10-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR03	0000012012	JPY	(100,000,000)	(1,040,853)	07-Feb-2013	11-Mar-2013	11-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0932JPYSTR05	0000012013	JPY	(1,100,000,000)	(11,449,388)	07-Feb-2013	11-Mar-2013	10-Sep-2032
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR15	0000012100	JPY	(500,000,000)	(5,204,267)	25-Feb-2013	11-Mar-2013	11-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR04	0000012101	JPY	(200,000,000)	(2,081,707)	25-Feb-2013	11-Mar-2013	11-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR08	0000012107	JPY	(1,200,000,000)	(12,513,687)	26-Feb-2013	12-Mar-2013	12-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR07	0000012108	JPY	(500,000,000)	(5,214,036)	26-Feb-2013	12-Mar-2013	12-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR09	0000012109	JPY	(200,000,000)	(2,085,614)	26-Feb-2013	12-Mar-2013	12-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR10	0000012110	JPY	(500,000,000)	(5,214,036)	26-Feb-2013	12-Mar-2013	11-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0920JPYSTR09	0000012129	JPY	(500,000,000)	(5,214,036)	05-Mar-2013	12-Mar-2013	30-Sep-2020
BOND/BUY JPY/IBRD/GDIF/0327JPYSTR04	0000012034	JPY	(200,000,000)	(2,080,841)	14-Feb-2013	15-Mar-2013	15-Mar-2027
BOND/BUY JPY/IBRD/GDIF/1233JPYSTR01	0000012037	JPY	(1,000,000,000)	(10,404,203)	14-Feb-2013	15-Mar-2013	15-Dec-2033
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR39	0000012036	JPY	(1,700,000,000)	(17,910,762)	14-Feb-2013	18-Mar-2013	18-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR14	0000012040	JPY	(1,200,000,000)	(12,642,891)	15-Feb-2013	18-Mar-2013	16-Mar-2034
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR04	0000012041	JPY	(200,000,000)	(2,107,149)	15-Feb-2013	18-Mar-2013	16-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR05	0000012042	JPY	(100,000,000)	(1,053,574)	15-Feb-2013	18-Mar-2013	17-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR06	0000012043	JPY	(1,000,000,000)	(10,535,743)	15-Feb-2013	18-Mar-2013	17-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR12	0000012044	JPY	(1,000,000,000)	(10,535,743)	15-Feb-2013	18-Mar-2013	17-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR13	0000012047	JPY	(800,000,000)	(8,428,594)	15-Feb-2013	18-Mar-2013	17-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR11	0000012048	JPY	(550,000,000)	(5,794,658)	15-Feb-2013	18-Mar-2013	17-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR13	0000012099	JPY	(1,000,000,000)	(10,535,743)	25-Feb-2013	18-Mar-2013	16-Mar-2034
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR37	0000012122	JPY	(400,000,000)	(4,214,297)	04-Mar-2013	18-Mar-2013	18-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR16	0000012123	JPY	(150,000,000)	(1,580,361)	04-Mar-2013	18-Mar-2013	18-Mar-2038

Page 15 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR25	0000012026	JPY	(6,900,000,000)	(72,414,336)	11-Feb-2013	19-Mar-2013	19-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR22	0000012051	JPY	(2,000,000,000)	(20,989,663)	15-Feb-2013	19-Mar-2013	19-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0340JPYSTR	0000012055	JPY	(100,000,000)	(1,049,483)	19-Feb-2013	19-Mar-2013	19-Mar-2040
BOND/BUY JPY/IBRD/GDIF/0732JPYSTR01	0000012066	JPY	(1,300,000,000)	(13,634,695)	20-Feb-2013	21-Mar-2013	15-Jul-2032
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR02	0000012067	JPY	(1,600,000,000)	(16,781,163)	20-Feb-2013	21-Mar-2013	13-May-2032
BOND/BUY JPY/IBRD/GDIF/0326JPYSTR16	0000012068	JPY	(1,000,000,000)	(10,488,227)	20-Feb-2013	21-Mar-2013	20-Mar-2026
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR39	0000012062	JPY	(100,000,000)	(1,057,138)	20-Feb-2013	22-Mar-2013	22-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR02	0000012063	JPY	(1,000,000,000)	(10,571,383)	20-Feb-2013	22-Mar-2013	22-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0335JPYSTR01	0000012070	JPY	(1,200,000,000)	(12,685,660)	21-Feb-2013	22-Mar-2013	22-Mar-2035
BOND/BUY JPY/IBRD/GDIF/0335JPYSTR07	0000012071	JPY	(1,200,000,000)	(12,685,660)	21-Feb-2013	22-Mar-2013	22-Mar-2035
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR34	0000012141	JPY	(1,000,000,000)	(10,571,383)	07-Mar-2013	22-Mar-2013	22-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR33	0000012142	JPY	(1,000,000,000)	(10,571,383)	07-Mar-2013	22-Mar-2013	22-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR33	0000012072	JPY	(1,100,000,000)	(11,638,364)	21-Feb-2013	25-Mar-2013	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR04	0000012082	JPY	(1,300,000,000)	(13,754,431)	22-Feb-2013	25-Mar-2013	24-Mar-2023
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR26	0000012083	JPY	(350,000,000)	(3,703,116)	22-Feb-2013	25-Mar-2013	25-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR11	0000012084	JPY	(1,000,000,000)	(10,580,331)	22-Feb-2013	25-Mar-2013	25-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR64	0000012085	JPY	(1,300,000,000)	(13,754,431)	22-Feb-2013	25-Mar-2013	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/1231JPYSTR12	0000012086	JPY	(1,000,000,000)	(10,580,331)	22-Feb-2013	25-Mar-2013	18-Dec-2031
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR19	0000012087	JPY	(100,000,000)	(1,058,033)	22-Feb-2013	25-Mar-2013	23-Mar-2034
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR03	0000012088	JPY	(1,700,000,000)	(17,986,563)	22-Feb-2013	25-Mar-2013	13-May-2032
BOND/BUY JPY/IBRD/GDIF/0632JPYSTR10	0000012089	JPY	(2,700,000,000)	(28,566,894)	22-Feb-2013	25-Mar-2013	24-Jun-2032
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR15	0000012090	JPY	(1,000,000,000)	(10,580,331)	22-Feb-2013	25-Mar-2013	24-Mar-2034
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR48	0000012091	JPY	(1,000,000,000)	(10,580,331)	22-Feb-2013	25-Mar-2013	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR21	0000012092	JPY	(1,500,000,000)	(15,870,497)	22-Feb-2013	25-Mar-2013	25-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR58	0000012093	JPY	(700,000,000)	(7,406,232)	22-Feb-2013	25-Mar-2013	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR40	0000012094	JPY	(700,000,000)	(7,406,232)	22-Feb-2013	25-Mar-2013	25-Mar-2032

Page 16 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0330JPYSTR02	0000012111	JPY	(600,000,000)	(6,348,199)	26-Feb-2013	25-Mar-2013	25-Mar-2030
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR72	0000012112	JPY	(1,000,000,000)	(10,580,331)	26-Feb-2013	25-Mar-2013	24-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR38	0000012148	JPY	(500,000,000)	(5,290,166)	08-Mar-2013	25-Mar-2013	24-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR46	0000012039	JPY	(1,100,000,000)	(11,666,755)	15-Feb-2013	26-Mar-2013	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR27	0000012095	JPY	(100,000,000)	(1,060,614)	25-Feb-2013	26-Mar-2013	26-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR31	0000012096	JPY	(400,000,000)	(4,242,456)	25-Feb-2013	26-Mar-2013	26-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR15	0000012097	JPY	(1,900,000,000)	(20,151,668)	25-Feb-2013	26-Mar-2013	26-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR29	0000012156	JPY	(600,000,000)	(6,363,685)	11-Mar-2013	26-Mar-2013	26-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR24	0000012157	JPY	(100,000,000)	(1,060,614)	11-Mar-2013	26-Mar-2013	26-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR30	0000012160	JPY	(1,000,000,000)	(10,595,465)	12-Mar-2013	27-Mar-2013	26-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0327JPYSTR09	0000012060	JPY	(1,000,000,000)	(10,614,584)	20-Feb-2013	28-Mar-2013	25-Mar-2027
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR03	0000012061	JPY	(10,000,000,000)	(106,145,844)	20-Feb-2013	28-Mar-2013	28-Mar-2023
BOND/BUY JPY/IBRD/GDIF/0330JPYSTR01	0000012113	JPY	(700,000,000)	(7,430,209)	27-Feb-2013	28-Mar-2013	28-Mar-2030
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR15	0000012114	JPY	(100,000,000)	(1,061,458)	27-Feb-2013	28-Mar-2013	28-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR19	0000012115	JPY	(1,200,000,000)	(12,737,501)	27-Feb-2013	28-Mar-2013	28-Mar-2033

Sub-total early Retirements - Japanese Yen			(166,609,000,000)	(1,774,693,429)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0114USDSTR02	0000011893	USD	(50,000,000)	(50,000,000)	27-Dec-2012	14-Jan-2013	13-Jan-2014
BOND/BUY USD/IBRD/GDIF/0224USDSTR	0000011927	USD	(2,000,000)	(2,000,000)	16-Jan-2013	06-Feb-2013	06-Feb-2024
BOND/BUY USD/IBRD/GDIF/0222USDSTR04	0000011932	USD	(30,000,000)	(30,000,000)	17-Jan-2013	08-Feb-2013	08-Feb-2022
BOND/BUY USD/IBRD/GDIF/0114USDSTR01	0000011894	USD	(75,000,000)	(75,000,000)	27-Dec-2012	22-Feb-2013	13-Jan-2014
BOND/BUY USD/IBRD/GDIF/0815USDSTR02	0000011990	USD	(100,000,000)	(100,000,000)	01-Feb-2013	25-Feb-2013	24-Aug-2015
BOND/BUY USD/IBRD/GDIF/0217USDSTR	0000012006	USD	(5,000,000)	(5,000,000)	06-Feb-2013	28-Feb-2013	28-Feb-2017
BOND/BUY USD/IBRD/GDIF/0314USDSTR01	0000012033	USD	(100,000,000)	(100,000,000)	14-Feb-2013	05-Mar-2013	05-Mar-2014
BOND/BUY USD/IBRD/GDIF/0314USDSTR02	0000012126	USD	(250,000,000)	(250,000,000)	05-Mar-2013	26-Mar-2013	26-Mar-2014
BOND/BUY USD/IBRD/GDIF/0314USDSTR03	0000012133	USD	(25,000,000)	(25,000,000)	06-Mar-2013	26-Mar-2013	26-Mar-2014

Page 17 /17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium and Long-Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY USD/IBRD/GDIF/0142USDSTR01	0000011889	USD	(178,338,958)	(178,338,958)	26-Dec-2012	18-Jan-2013	18-Jan-2042
BOND/BUY USD/IBRD/GDIF/0142USDSTR	0000011890	USD	(214,000,000)	(214,000,000)	27-Dec-2012	22-Jan-2013	20-Jan-2042
BOND/BUY USD/IBRD/GDIF/0142USDSTR02	0000011891	USD	(178,338,958)	(178,338,958)	27-Dec-2012	22-Jan-2013	19-Jan-2042
BOND/BUY USD/IBRD/GDIF/0142USDSTR03	0000011909	USD	(273,000,000)	(273,000,000)	09-Jan-2013	31-Jan-2013	31-Jan-2042
BOND/BUY USD/IBRD/GDIF/0242USDSTR	0000011986	USD	(277,000,000)	(277,000,000)	31-Jan-2013	21-Feb-2013	21-Feb-2042
BOND/BUY USD/IBRD/GDIF/0242USDSTR01	0000011956	USD	(277,000,000)	(277,000,000)	25-Jan-2013	25-Feb-2013	24-Feb-2042
BOND/BUY USD/IBRD/GDIF/0342USDSTR01	0000012030	USD	(70,722,768)	(70,722,768)	13-Feb-2013	06-Mar-2013	06-Mar-2042
BOND/BUY USD/IBRD/GDIF/0342USDSTR02	0000012102	USD	(279,900,000)	(279,900,000)	25-Feb-2013	18-Mar-2013	16-Mar-2042
BOND/BUY USD/IBRD/GDIF/0327USDSTR	0000012106	USD	(82,561,597)	(82,561,597)	26-Feb-2013	19-Mar-2013	19-Mar-2027
BOND/BUY USD/IBRD/GDIF/0342USDSTR03	0000012144	USD	(290,600,000)	(290,600,000)	08-Mar-2013	28-Mar-2013	28-Mar-2042

Sub-total early Retirements - United States Dollar			(2,758,462,282)	(2,758,462,282)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0319ZAR00.50	0000011999	ZAR	(113,150,000)	(12,851,018)	05-Feb-2013	15-Feb-2013	28-Mar-2019
BOND/BUY ZAR/IBRD/GDIF/1219ZAR00.50	0000012001	ZAR	(175,000,000)	(19,875,635)	06-Feb-2013	15-Feb-2013	20-Dec-2019
BOND/BUY ZAR/IBRD/GDIF/1119ZAR00.50	0000012025	ZAR	(267,500,000)	(30,381,328)	08-Feb-2013	15-Feb-2013	20-Nov-2019
BOND/BUY ZAR/IBRD/GDIF/0520ZAR00.50	0000012002	ZAR	(100,000,000)	(11,221,770)	06-Feb-2013	19-Feb-2013	20-May-2020
BOND/BUY ZAR/IBRD/GDIF/0220ZAR00.50	0000012023	ZAR	(300,500,000)	(33,862,017)	08-Feb-2013	20-Feb-2013	20-Feb-2020
BOND/BUY ZAR/IBRD/GDIF/1213ZAR06.45	0000012079	ZAR	(134,000,000)	(14,611,992)	21-Feb-2013	07-Mar-2013	19-Dec-2013
BOND/BUY ZAR/IBRD/GDIF/0219ZAR00.50	0000012105	ZAR	(420,000,000)	(45,751,634)	26-Feb-2013	12-Mar-2013	25-Feb-2019
BOND/BUY ZAR/IBRD/GDIF/0916ZAR00.50	0000012176	ZAR	(219,700,000)	(23,780,402)	18-Mar-2013	28-Mar-2013	06-Sep-2016
BOND/BUY ZAR/IBRD/GDIF/1119ZAR00.50	0000012177	ZAR	(82,500,000)	(8,929,828)	18-Mar-2013	28-Mar-2013	20-Nov-2019

Sub-total early Retirements - South African Rand			(1,812,350,000)	(201,265,624)

Total Early Retirements				(5,083,206,668)

Page 1 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS003JAN13	0010244131	USD	16,170,000	16,170,000	02-Jan-2013	02-Jan-2013	03-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS001MAR13	0010244162	USD	150,000,000	150,000,000	03-Jan-2013	03-Jan-2013	01-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS004JAN13	0010244169	USD	5,805,000	5,805,000	03-Jan-2013	03-Jan-2013	04-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010244170	USD	69,000	69,000	03-Jan-2013	03-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS004JAN13	0010244174	USD	68,600,000	68,600,000	03-Jan-2013	03-Jan-2013	04-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010244182	USD	5,000,000	5,000,000	03-Jan-2013	04-Jan-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010244190	USD	47,425,000	47,425,000	04-Jan-2013	04-Jan-2013	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS026FEB13	0010244223	USD	75,000,000	75,000,000	07-Jan-2013	07-Jan-2013	26-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007MAR13	0010244234	USD	100,000,000	100,000,000	07-Jan-2013	07-Jan-2013	07-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010244288	USD	6,500,000	6,500,000	08-Jan-2013	08-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JAN13	0010244302	USD	53,005,000	53,005,000	08-Jan-2013	08-Jan-2013	09-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010244304	USD	5,000,000	5,000,000	08-Jan-2013	08-Jan-2013	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB13	0010244362	USD	250,000,000	250,000,000	08-Jan-2013	09-Jan-2013	04-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JAN13	0010244405	USD	48,825,000	48,825,000	09-Jan-2013	09-Jan-2013	10-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010244526	USD	100,000,000	100,000,000	09-Jan-2013	10-Jan-2013	09-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010244579	USD	50,560,000	50,560,000	10-Jan-2013	10-Jan-2013	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010244580	USD	11,000,000	11,000,000	10-Jan-2013	10-Jan-2013	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010244585	USD	100,000,000	100,000,000	10-Jan-2013	10-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010244586	USD	100,000,000	100,000,000	10-Jan-2013	10-Jan-2013	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS010APR13	0010244587	USD	50,000,000	50,000,000	10-Jan-2013	10-Jan-2013	10-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010245981	USD	25,000,000	25,000,000	11-Jan-2013	11-Jan-2013	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010246041	USD	46,995,000	46,995,000	11-Jan-2013	11-Jan-2013	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010246077	USD	46,000,000	46,000,000	11-Jan-2013	11-Jan-2013	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010246359	USD	46,000,000	46,000,000	14-Jan-2013	14-Jan-2013	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010246360	USD	60,000,000	60,000,000	14-Jan-2013	14-Jan-2013	15-Jan-2013

Page 2 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010246361	USD	300,000,000	300,000,000	14-Jan-2013	14-Jan-2013	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS004MAR13	0010246495	USD	5,000,000	5,000,000	15-Jan-2013	15-Jan-2013	04-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS006MAR13	0010246497	USD	200,000,000	200,000,000	15-Jan-2013	15-Jan-2013	06-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246498	USD	17,000,000	17,000,000	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246499	USD	46,000,000	46,000,000	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246500	USD	34,000,000	34,000,000	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246501	USD	142,030,000	142,030,000	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246502	USD	100,000,000	100,000,000	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010246505	USD	10,000,000	10,000,000	15-Jan-2013	15-Jan-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS008APR13	0010246496	USD	5,500,000	5,500,000	15-Jan-2013	16-Jan-2013	08-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS007MAR13	0010247294	USD	100,000,000	100,000,000	16-Jan-2013	16-Jan-2013	07-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN13	0010247301	USD	46,000,000	46,000,000	16-Jan-2013	16-Jan-2013	17-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN13	0010247302	USD	282,860,000	282,860,000	16-Jan-2013	16-Jan-2013	17-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN13	0010247306	USD	65,000,000	65,000,000	16-Jan-2013	16-Jan-2013	17-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010247454	USD	85,000,000	85,000,000	17-Jan-2013	17-Jan-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JAN13	0010247463	USD	200,000,000	200,000,000	17-Jan-2013	17-Jan-2013	18-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JAN13	0010247482	USD	46,000,000	46,000,000	17-Jan-2013	17-Jan-2013	18-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JAN13	0010247487	USD	120,000,000	120,000,000	17-Jan-2013	17-Jan-2013	18-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAR13	0010247455	USD	100,000,000	100,000,000	17-Jan-2013	18-Jan-2013	15-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010247794	USD	200,000,000	200,000,000	17-Jan-2013	18-Jan-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010247810	USD	166,500,000	166,500,000	18-Jan-2013	18-Jan-2013	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010247811	USD	46,000,000	46,000,000	18-Jan-2013	18-Jan-2013	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010247816	USD	220,000,000	220,000,000	18-Jan-2013	18-Jan-2013	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS021MAR13	0010247795	USD	400,000,000	400,000,000	17-Jan-2013	22-Jan-2013	21-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS022APR13	0010247878	USD	100,000,000	100,000,000	22-Jan-2013	22-Jan-2013	22-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010247883	USD	100,000,000	100,000,000	22-Jan-2013	22-Jan-2013	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS023JAN13	0010247886	USD	100,000,000	100,000,000	22-Jan-2013	22-Jan-2013	23-Jan-2013

Page 3 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015APR13	0010247897	USD	50,000,000	50,000,000	22-Jan-2013	22-Jan-2013	15-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS012APR13	0010247898	USD	80,000,000	80,000,000	22-Jan-2013	22-Jan-2013	12-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS023JAN13	0010247899	USD	200,000,000	200,000,000	22-Jan-2013	22-Jan-2013	23-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010247903	USD	50,000,000	50,000,000	22-Jan-2013	22-Jan-2013	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010247917	USD	100,000,000	100,000,000	22-Jan-2013	23-Jan-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010247933	USD	46,000,000	46,000,000	22-Jan-2013	23-Jan-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN13	0010248002	USD	50,000,000	50,000,000	23-Jan-2013	23-Jan-2013	24-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN13	0010248004	USD	50,000,000	50,000,000	23-Jan-2013	23-Jan-2013	24-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JAN13	0010248077	USD	100,000,000	100,000,000	24-Jan-2013	24-Jan-2013	25-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JAN13	0010248089	USD	200,000,000	200,000,000	24-Jan-2013	24-Jan-2013	25-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JAN13	0010248090	USD	85,000,000	85,000,000	24-Jan-2013	24-Jan-2013	25-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010248100	USD	50,000,000	50,000,000	24-Jan-2013	24-Jan-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010248266	USD	100,000,000	100,000,000	25-Jan-2013	25-Jan-2013	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010248267	USD	100,000,000	100,000,000	25-Jan-2013	25-Jan-2013	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010248268	USD	50,000,000	50,000,000	25-Jan-2013	25-Jan-2013	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010248269	USD	109,650,000	109,650,000	25-Jan-2013	25-Jan-2013	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010248005	USD	100,000,000	100,000,000	23-Jan-2013	28-Jan-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029APR13	0010248006	USD	138,000,000	138,000,000	23-Jan-2013	28-Jan-2013	29-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010248337	USD	150,000,000	150,000,000	28-Jan-2013	28-Jan-2013	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010248341	USD	213,000,000	213,000,000	28-Jan-2013	28-Jan-2013	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010248342	USD	25,670,000	25,670,000	28-Jan-2013	28-Jan-2013	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010248353	USD	150,000,000	150,000,000	29-Jan-2013	29-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010248354	USD	100,000,000	100,000,000	29-Jan-2013	29-Jan-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS022MAR13	0010248355	USD	80,000,000	80,000,000	29-Jan-2013	29-Jan-2013	22-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010248360	USD	100,000,000	100,000,000	29-Jan-2013	29-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010248361	USD	144,000,000	144,000,000	29-Jan-2013	29-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS002APR13	0010248362	USD	100,000,000	100,000,000	29-Jan-2013	29-Jan-2013	02-Apr-2013

Page 4 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010248374	USD	42,270,000	42,270,000	29-Jan-2013	29-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010248377	USD	4,330,000	4,330,000	29-Jan-2013	29-Jan-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN13	0010248407	USD	100,000,000	100,000,000	30-Jan-2013	30-Jan-2013	31-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN13	0010248413	USD	100,000,000	100,000,000	30-Jan-2013	30-Jan-2013	31-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN13	0010248445	USD	209,000,000	209,000,000	30-Jan-2013	30-Jan-2013	31-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS001MAR13	0010248473	USD	20,000,000	20,000,000	30-Jan-2013	30-Jan-2013	01-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN13	0010248482	USD	38,095,000	38,095,000	30-Jan-2013	30-Jan-2013	31-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010248607	USD	130,000,000	130,000,000	31-Jan-2013	31-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005MAR13	0010248616	USD	75,000,000	75,000,000	31-Jan-2013	31-Jan-2013	05-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010248617	USD	96,000,000	96,000,000	31-Jan-2013	31-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010248639	USD	101,900,000	101,900,000	31-Jan-2013	31-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005MAR13	0010248608	USD	600,000,000	600,000,000	31-Jan-2013	01-Feb-2013	05-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB13	0010249026	USD	100,000,000	100,000,000	01-Feb-2013	01-Feb-2013	04-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010249041	USD	120,000,000	120,000,000	04-Feb-2013	04-Feb-2013	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS026MAR13	0010249044	USD	300,000,000	300,000,000	04-Feb-2013	04-Feb-2013	26-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010249047	USD	10,000,000	10,000,000	04-Feb-2013	04-Feb-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010249051	USD	150,270,000	150,270,000	04-Feb-2013	04-Feb-2013	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027MAR13	0010249045	USD	400,000,000	400,000,000	04-Feb-2013	05-Feb-2013	27-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS006FEB13	0010249057	USD	120,000,000	120,000,000	05-Feb-2013	05-Feb-2013	06-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS006FEB13	0010249059	USD	200,000,000	200,000,000	05-Feb-2013	05-Feb-2013	06-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010249071	USD	100,000,000	100,000,000	05-Feb-2013	05-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010249072	USD	50,000,000	50,000,000	05-Feb-2013	05-Feb-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010249077	USD	5,000,000	5,000,000	05-Feb-2013	05-Feb-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS002MAY13	0010249098	USD	8,542,000	8,542,000	05-Feb-2013	06-Feb-2013	02-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS007FEB13	0010249121	USD	185,000,000	185,000,000	06-Feb-2013	06-Feb-2013	07-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS020FEB13	0010249122	USD	10,000,000	10,000,000	06-Feb-2013	06-Feb-2013	20-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007FEB13	0010249129	USD	200,000,000	200,000,000	06-Feb-2013	06-Feb-2013	07-Feb-2013

Page 5 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010249132	USD	30,000,000	30,000,000	06-Feb-2013	06-Feb-2013	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS022FEB13	0010249134	USD	25,000,000	25,000,000	06-Feb-2013	06-Feb-2013	22-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS020FEB13	0010249136	USD	5,000,000	5,000,000	06-Feb-2013	06-Feb-2013	20-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010249137	USD	15,000,000	15,000,000	06-Feb-2013	06-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS008FEB13	0010249248	USD	185,000,000	185,000,000	07-Feb-2013	07-Feb-2013	08-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS008FEB13	0010249249	USD	200,000,000	200,000,000	07-Feb-2013	07-Feb-2013	08-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014MAR13	0010249251	USD	200,000,000	200,000,000	07-Feb-2013	07-Feb-2013	14-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS008FEB13	0010249257	USD	172,000,000	172,000,000	07-Feb-2013	07-Feb-2013	08-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010249281	USD	50,000,000	50,000,000	07-Feb-2013	07-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010249289	USD	50,000,000	50,000,000	07-Feb-2013	07-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010249445	USD	100,000,000	100,000,000	08-Feb-2013	08-Feb-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010249451	USD	175,000,000	175,000,000	08-Feb-2013	08-Feb-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010249468	USD	147,000,000	147,000,000	08-Feb-2013	08-Feb-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010249976	USD	200,000,000	200,000,000	11-Feb-2013	11-Feb-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010249977	USD	160,000,000	160,000,000	11-Feb-2013	11-Feb-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010249978	USD	114,000,000	114,000,000	11-Feb-2013	11-Feb-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010250299	USD	160,000,000	160,000,000	12-Feb-2013	12-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010250305	USD	200,000,000	200,000,000	12-Feb-2013	12-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010250314	USD	40,000,000	40,000,000	12-Feb-2013	12-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010250350	USD	196,136,000	196,136,000	12-Feb-2013	12-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010250841	USD	100,000,000	100,000,000	13-Feb-2013	13-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010250844	USD	198,440,000	198,440,000	13-Feb-2013	13-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010250860	USD	192,000,000	192,000,000	13-Feb-2013	13-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010250861	USD	21,000,000	21,000,000	13-Feb-2013	13-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010251179	USD	110,000,000	110,000,000	14-Feb-2013	14-Feb-2013	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS019FEB13	0010251715	USD	110,000,000	110,000,000	15-Feb-2013	15-Feb-2013	19-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS020FEB13	0010251988	USD	110,000,000	110,000,000	19-Feb-2013	19-Feb-2013	20-Feb-2013

Page 6 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS021FEB13	0010252120	USD	80,000,000	80,000,000	20-Feb-2013	20-Feb-2013	21-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS019MAR13	0010252126	USD	79,400,000	79,400,000	20-Feb-2013	20-Feb-2013	19-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS029MAY13	0010252133	USD	35,000,000	35,000,000	20-Feb-2013	21-Feb-2013	29-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS013MAY13	0010252179	USD	10,000,000	10,000,000	20-Feb-2013	21-Feb-2013	13-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS015APR13	0010252209	USD	50,000,000	50,000,000	21-Feb-2013	21-Feb-2013	15-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS022FEB13	0010252211	USD	110,000,000	110,000,000	21-Feb-2013	21-Feb-2013	22-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAR13	0010252251	USD	100,000,000	100,000,000	22-Feb-2013	22-Feb-2013	15-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010252255	USD	110,000,000	110,000,000	22-Feb-2013	22-Feb-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JUN13	0010252260	USD	100,000,000	100,000,000	22-Feb-2013	22-Feb-2013	14-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS023APR13	0010252272	USD	40,000,000	40,000,000	22-Feb-2013	22-Feb-2013	23-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS016APR13	0010252320	USD	100,000,000	100,000,000	25-Feb-2013	25-Feb-2013	16-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS026FEB13	0010252321	USD	110,000,000	110,000,000	25-Feb-2013	25-Feb-2013	26-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS026APR13	0010252328	USD	35,000,000	35,000,000	25-Feb-2013	25-Feb-2013	26-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS024MAY13	0010252270	USD	300,000,000	300,000,000	22-Feb-2013	26-Feb-2013	24-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252400	USD	100,000,000	100,000,000	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252409	USD	137,000,000	137,000,000	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252421	USD	36,000,000	36,000,000	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252422	USD	200,000,000	200,000,000	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252451	USD	10,000,000	10,000,000	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS019APR13	0010252461	USD	45,000,000	45,000,000	26-Feb-2013	27-Feb-2013	19-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS022APR13	0010252512	USD	36,800,000	36,800,000	27-Feb-2013	27-Feb-2013	22-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS028FEB13	0010252515	USD	137,000,000	137,000,000	27-Feb-2013	27-Feb-2013	28-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS028FEB13	0010252516	USD	10,000,000	10,000,000	27-Feb-2013	27-Feb-2013	28-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS025APR13	0010252517	USD	25,000,000	25,000,000	27-Feb-2013	27-Feb-2013	25-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS028FEB13	0010252518	USD	138,095,000	138,095,000	27-Feb-2013	27-Feb-2013	28-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS022APR13	0010252513	USD	50,000,000	50,000,000	27-Feb-2013	28-Feb-2013	22-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS018APR13	0010252534	USD	1,797,000	1,797,000	27-Feb-2013	28-Feb-2013	18-Apr-2013

Page 7 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001APR13	0010252577	USD	1,000,000,000	1,000,000,000	27-Feb-2013	28-Feb-2013	01-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS002APR13	0010252627	USD	820,000,000	820,000,000	28-Feb-2013	28-Feb-2013	02-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS029APR13	0010252652	USD	123,000,000	123,000,000	28-Feb-2013	28-Feb-2013	29-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS020MAY13	0010252697	USD	2,000,000	2,000,000	28-Feb-2013	28-Feb-2013	20-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS029APR13	0010252701	USD	10,000,000	10,000,000	28-Feb-2013	28-Feb-2013	29-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS029MAY13	0010252751	USD	40,000,000	40,000,000	28-Feb-2013	28-Feb-2013	29-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS004APR13	0010252639	USD	500,000,000	500,000,000	28-Feb-2013	04-Mar-2013	04-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS030MAY13	0010252998	USD	40,000,000	40,000,000	01-Mar-2013	04-Mar-2013	30-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS004APR13	0010253012	USD	25,000,000	25,000,000	01-Mar-2013	04-Mar-2013	04-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS029APR13	0010253109	USD	120,000,000	120,000,000	05-Mar-2013	05-Mar-2013	29-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS026APR13	0010253116	USD	93,700,000	93,700,000	05-Mar-2013	05-Mar-2013	26-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS024APR13	0010253119	USD	51,700,000	51,700,000	05-Mar-2013	05-Mar-2013	24-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS006MAR13	0010253120	USD	31,000,000	31,000,000	05-Mar-2013	05-Mar-2013	06-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010253118	USD	100,000,000	100,000,000	05-Mar-2013	06-Mar-2013	06-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010252743	USD	300,000,000	300,000,000	28-Feb-2013	07-Mar-2013	06-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010253117	USD	100,000,000	100,000,000	05-Mar-2013	07-Mar-2013	06-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS008MAR13	0010253605	USD	20,000,000	20,000,000	07-Mar-2013	07-Mar-2013	08-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS013MAY13	0010253606	USD	40,000,000	40,000,000	07-Mar-2013	07-Mar-2013	13-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JUN13	0010253612	USD	100,000,000	100,000,000	07-Mar-2013	07-Mar-2013	07-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS002MAY13	0010253640	USD	100,000,000	100,000,000	07-Mar-2013	07-Mar-2013	02-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS006MAY13	0010253641	USD	100,000,000	100,000,000	07-Mar-2013	07-Mar-2013	06-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS011MAR13	0010253666	USD	24,000,000	24,000,000	08-Mar-2013	08-Mar-2013	11-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS029APR13	0010253667	USD	43,650,000	43,650,000	08-Mar-2013	08-Mar-2013	29-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010253668	USD	14,759,000	14,759,000	08-Mar-2013	08-Mar-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011MAR13	0010253680	USD	15,000,000	15,000,000	08-Mar-2013	08-Mar-2013	11-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JUN13	0010254604	USD	100,000,000	100,000,000	11-Mar-2013	11-Mar-2013	14-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAY13	0010254648	USD	100,000,000	100,000,000	11-Mar-2013	11-Mar-2013	15-May-2013

Page 8 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010253669	USD	12,000,000	12,000,000	08-Mar-2013	12-Mar-2013	09-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016MAY13	0010254680	USD	5,000,000	5,000,000	11-Mar-2013	12-Mar-2013	16-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS010MAY13	0010254728	USD	75,000,000	75,000,000	12-Mar-2013	12-Mar-2013	10-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JUN13	0010254735	USD	111,000,000	111,000,000	12-Mar-2013	12-Mar-2013	14-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS010MAY13	0010255739	USD	20,000,000	20,000,000	13-Mar-2013	13-Mar-2013	10-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS014MAR13	0010255740	USD	31,000,000	31,000,000	13-Mar-2013	13-Mar-2013	14-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS007MAY13	0010255762	USD	100,000,000	100,000,000	13-Mar-2013	13-Mar-2013	07-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS014MAR13	0010255766	USD	21,325,000	21,325,000	13-Mar-2013	13-Mar-2013	14-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS013MAY13	0010255751	USD	40,000,000	40,000,000	13-Mar-2013	14-Mar-2013	13-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS010APR13	0010255799	USD	82,400,000	82,400,000	14-Mar-2013	14-Mar-2013	10-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS009MAY13	0010255810	USD	200,000,000	200,000,000	14-Mar-2013	14-Mar-2013	09-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS019APR13	0010255811	USD	30,100,000	30,100,000	14-Mar-2013	14-Mar-2013	19-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS014MAY13	0010255812	USD	5,000,000	5,000,000	14-Mar-2013	15-Mar-2013	14-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS006MAY13	0010255849	USD	66,495,000	66,495,000	15-Mar-2013	15-Mar-2013	06-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS015APR13	0010255861	USD	25,000,000	25,000,000	15-Mar-2013	15-Mar-2013	15-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS001APR13	0010255862	USD	50,000,000	50,000,000	15-Mar-2013	18-Mar-2013	01-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS020MAY13	0010256257	USD	62,200,000	62,200,000	18-Mar-2013	18-Mar-2013	20-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS006JUN13	0010256260	USD	10,000,000	10,000,000	18-Mar-2013	18-Mar-2013	06-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS009MAY13	0010256298	USD	125,000,000	125,000,000	19-Mar-2013	19-Mar-2013	09-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS013MAY13	0010256300	USD	50,000,000	50,000,000	19-Mar-2013	19-Mar-2013	13-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS008MAY13	0010256303	USD	45,900,000	45,900,000	19-Mar-2013	19-Mar-2013	08-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAY13	0010256309	USD	42,000,000	42,000,000	19-Mar-2013	19-Mar-2013	15-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS013SEP13	0010256311	USD	100,000,000	100,000,000	19-Mar-2013	19-Mar-2013	13-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS026MAR13	0010256315	USD	148,916,000	148,916,000	19-Mar-2013	19-Mar-2013	26-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS009MAY13	0010256302	USD	50,000,000	50,000,000	19-Mar-2013	20-Mar-2013	09-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS009MAY13	0010256307	USD	40,000,000	40,000,000	19-Mar-2013	20-Mar-2013	09-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS009MAY13	0010256526	USD	50,000,000	50,000,000	20-Mar-2013	20-Mar-2013	09-May-2013

Page 9 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS020JUN13	0010256533	USD	50,000,000	50,000,000	20-Mar-2013	20-Mar-2013	20-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS017MAY13	0010256563	USD	30,000,000	30,000,000	20-Mar-2013	20-Mar-2013	17-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS030MAY13	0010256328	USD	50,000,000	50,000,000	19-Mar-2013	21-Mar-2013	30-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS022MAY13	0010256531	USD	20,000,000	20,000,000	20-Mar-2013	21-Mar-2013	22-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS020MAY13	0010256532	USD	200,000,000	200,000,000	20-Mar-2013	21-Mar-2013	20-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAY13	0010256536	USD	50,000,000	50,000,000	20-Mar-2013	21-Mar-2013	15-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010256605	USD	24,647,000	24,647,000	21-Mar-2013	21-Mar-2013	09-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS022MAR13	0010256623	USD	20,000,000	20,000,000	21-Mar-2013	21-Mar-2013	22-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAY13	0010256628	USD	100,000,000	100,000,000	21-Mar-2013	21-Mar-2013	15-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS020MAY13	0010256620	USD	5,000,000	5,000,000	21-Mar-2013	22-Mar-2013	20-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010256646	USD	5,515,000	5,515,000	21-Mar-2013	22-Mar-2013	09-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS013JUN13	0010256649	USD	100,000,000	100,000,000	21-Mar-2013	22-Mar-2013	13-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS001AUG13	0010256629	USD	9,828,000	9,828,000	21-Mar-2013	25-Mar-2013	01-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS019JUN13	0010256706	USD	50,000,000	50,000,000	22-Mar-2013	25-Mar-2013	19-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS020MAY13	0010256870	USD	6,000,000	6,000,000	25-Mar-2013	25-Mar-2013	20-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS016MAY13	0010256814	USD	160,000,000	160,000,000	25-Mar-2013	26-Mar-2013	16-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS023AUG13	0010256892	USD	50,000,000	50,000,000	26-Mar-2013	26-Mar-2013	23-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS027MAR13	0010256893	USD	2,000,000	2,000,000	26-Mar-2013	26-Mar-2013	27-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS002APR13	0010256899	USD	500,000,000	500,000,000	26-Mar-2013	26-Mar-2013	02-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS001MAY13	0010256903	USD	200,000,000	200,000,000	26-Mar-2013	26-Mar-2013	01-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS027JUN13	0010256904	USD	200,000,000	200,000,000	26-Mar-2013	26-Mar-2013	27-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS027MAR13	0010256905	USD	200,000,000	200,000,000	26-Mar-2013	26-Mar-2013	27-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS027JUN13	0010256908	USD	200,000,000	200,000,000	26-Mar-2013	27-Mar-2013	27-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS001MAY13	0010256909	USD	15,000,000	15,000,000	26-Mar-2013	27-Mar-2013	01-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS028MAR13	0010256927	USD	121,800,000	121,800,000	27-Mar-2013	27-Mar-2013	28-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS028MAR13	0010256929	USD	63,090,000	63,090,000	27-Mar-2013	27-Mar-2013	28-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS028MAR13	0010256930	USD	50,000,000	50,000,000	27-Mar-2013	27-Mar-2013	28-Mar-2013

Page 10 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS003JUN13	0010256828	USD	10,000,000	10,000,000	25-Mar-2013	28-Mar-2013	03-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS025SEP13	0010256944	USD	16,725,000	16,725,000	27-Mar-2013	28-Mar-2013	25-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JUN13	0010256946	USD	148,100,000	148,100,000	27-Mar-2013	28-Mar-2013	17-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS024SEP13	0010256948	USD	80,000,000	80,000,000	27-Mar-2013	28-Mar-2013	24-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS024MAY13	0010256999	USD	5,000,000	5,000,000	28-Mar-2013	28-Mar-2013	24-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS001APR13	0010257000	USD	200,000,000	200,000,000	28-Mar-2013	28-Mar-2013	01-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS024MAY13	0010257002	USD	140,000,000	140,000,000	28-Mar-2013	28-Mar-2013	24-May-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010256942	USD	46,551,000	46,551,000	27-Mar-2013	01-Apr-2013	01-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JUN13	0010256943	USD	6,244,000	6,244,000	27-Mar-2013	01-Apr-2013	28-Jun-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JUN13	0010257030	USD	16,000,000	16,000,000	28-Mar-2013	01-Apr-2013	03-Jun-2013
BOND/SELL USD/IBRD/GDIF/0314USDFRN	0000012131	USD	100,000,000	100,000,000	05-Mar-2013	12-Mar-2013	12-Mar-2014

Sub-total New Borrowings - United States Dollar			25,215,884,000	25,215,884,000

New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/0114GHS17.00	0000011918	GHS	19,000,000	10,023,740	11-Jan-2013	24-Jan-2013	24-Jan-2014

Sub-total New Borrowings -New Ghanian Cedi			19,000,000	10,023,740

Page 11 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Korean Won
BOND/SELL KRW/IBRD/GDIF/0314KRW01.25	0000012057	KRW	108,000,000,000	100,115,875	20-Feb-2013	06-Mar-2013	06-Mar-2014
BOND/SELL KRW/IBRD/GDIF/0314KRW01.25	0000012127	KRW	54,000,000,000	49,650,607	05-Mar-2013	20-Mar-2013	06-Mar-2014
BOND/SELL KRW/IBRD/GDIF/0314KRW01.25	0000012184	KRW	25,000,000,000	22,408,261	21-Mar-2013	04-Apr-2013	06-Mar-2014

Sub-total New Borrowings -Korean Won			187,000,000,000	172,174,742

Total New Borrowings				25,398,082,483

Matured Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010222305	USD	(50,000,000)	(50,000,000)	18-Jul-2012	18-Jul-2012	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010222044	USD	(20,000,000)	(20,000,000)	17-Jul-2012	19-Jul-2012	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JAN13	0010222459	USD	(250,000,000)	(250,000,000)	23-Jul-2012	25-Jul-2012	25-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010229528	USD	(130,000,000)	(130,000,000)	13-Sep-2012	17-Sep-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010231693	USD	(150,000,000)	(150,000,000)	26-Sep-2012	27-Sep-2012	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JAN13	0010233714	USD	(100,000,000)	(100,000,000)	11-Oct-2012	11-Oct-2012	03-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JAN13	0010233715	USD	(100,000,000)	(100,000,000)	11-Oct-2012	12-Oct-2012	03-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010234803	USD	(86,300,000)	(86,300,000)	15-Oct-2012	15-Oct-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JAN13	0010234807	USD	(25,000,000)	(25,000,000)	15-Oct-2012	15-Oct-2012	02-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010234801	USD	(50,000,000)	(50,000,000)	15-Oct-2012	16-Oct-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010234816	USD	(100,000,000)	(100,000,000)	15-Oct-2012	16-Oct-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010234868	USD	(15,000,000)	(15,000,000)	15-Oct-2012	16-Oct-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010236458	USD	(200,000,000)	(200,000,000)	01-Nov-2012	01-Nov-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010236496	USD	(105,000,000)	(105,000,000)	05-Nov-2012	05-Nov-2012	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS008JAN13	0010236497	USD	(104,000,000)	(104,000,000)	05-Nov-2012	05-Nov-2012	08-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JAN13	0010236499	USD	(83,100,000)	(83,100,000)	05-Nov-2012	05-Nov-2012	10-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010236503	USD	(100,000,000)	(100,000,000)	05-Nov-2012	06-Nov-2012	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010236504	USD	(100,000,000)	(100,000,000)	05-Nov-2012	06-Nov-2012	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010236526	USD	(50,000,000)	(50,000,000)	06-Nov-2012	07-Nov-2012	15-Jan-2013

Page 12 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010236614	USD	(10,000,000)	(10,000,000)	08-Nov-2012	13-Nov-2012	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010237774	USD	(100,000,000)	(100,000,000)	14-Nov-2012	14-Nov-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS022FEB13	0010237775	USD	(10,000,000)	(10,000,000)	14-Nov-2012	16-Nov-2012	22-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010238887	USD	(100,000,000)	(100,000,000)	16-Nov-2012	16-Nov-2012	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010239231	USD	(100,000,000)	(100,000,000)	20-Nov-2012	20-Nov-2012	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010239266	USD	(10,050,000)	(10,050,000)	20-Nov-2012	21-Nov-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010239534	USD	(140,000,000)	(140,000,000)	28-Nov-2012	28-Nov-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010239551	USD	(55,400,000)	(55,400,000)	28-Nov-2012	28-Nov-2012	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010239673	USD	(58,617,000)	(58,617,000)	29-Nov-2012	30-Nov-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010239752	USD	(50,000,000)	(50,000,000)	30-Nov-2012	30-Nov-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB13	0010239725	USD	(250,000,000)	(250,000,000)	30-Nov-2012	03-Dec-2012	04-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS004MAR13	0010239726	USD	(250,000,000)	(250,000,000)	30-Nov-2012	03-Dec-2012	04-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010239742	USD	(400,000,000)	(400,000,000)	30-Nov-2012	03-Dec-2012	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010240100	USD	(75,000,000)	(75,000,000)	03-Dec-2012	03-Dec-2012	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN13	0010240138	USD	(75,000,000)	(75,000,000)	04-Dec-2012	05-Dec-2012	24-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS006FEB13	0010240190	USD	(100,000,000)	(100,000,000)	05-Dec-2012	05-Dec-2012	06-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007FEB13	0010240189	USD	(200,000,000)	(200,000,000)	05-Dec-2012	06-Dec-2012	07-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS006FEB13	0010240274	USD	(40,000,000)	(40,000,000)	06-Dec-2012	06-Dec-2012	06-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010240277	USD	(50,000,000)	(50,000,000)	06-Dec-2012	06-Dec-2012	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010240211	USD	(500,000,000)	(500,000,000)	05-Dec-2012	07-Dec-2012	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010240240	USD	(500,000,000)	(500,000,000)	05-Dec-2012	07-Dec-2012	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010240330	USD	(18,532,000)	(18,532,000)	07-Dec-2012	07-Dec-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS011MAR13	0010240286	USD	(500,000,000)	(500,000,000)	06-Dec-2012	10-Dec-2012	11-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS026MAR13	0010240289	USD	(150,000,000)	(150,000,000)	06-Dec-2012	10-Dec-2012	26-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS025MAR13	0010240290	USD	(25,000,000)	(25,000,000)	06-Dec-2012	10-Dec-2012	25-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010240507	USD	(500,000,000)	(500,000,000)	06-Dec-2012	10-Dec-2012	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010240518	USD	(18,000,000)	(18,000,000)	10-Dec-2012	10-Dec-2012	29-Jan-2013

Page 13 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS026FEB13	0010241027	USD	(100,000,000)	(100,000,000)	11-Dec-2012	11-Dec-2012	26-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS008MAR13	0010241028	USD	(100,000,000)	(100,000,000)	11-Dec-2012	11-Dec-2012	08-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAR13	0010241038	USD	(100,000,000)	(100,000,000)	11-Dec-2012	11-Dec-2012	15-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS007MAR13	0010241049	USD	(25,000,000)	(25,000,000)	11-Dec-2012	11-Dec-2012	07-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JAN13	0010241050	USD	(5,000,000)	(5,000,000)	11-Dec-2012	11-Dec-2012	09-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS012MAR13	0010241036	USD	(80,000,000)	(80,000,000)	11-Dec-2012	12-Dec-2012	12-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS014MAR13	0010241340	USD	(100,000,000)	(100,000,000)	12-Dec-2012	12-Dec-2012	14-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010241345	USD	(30,000,000)	(30,000,000)	12-Dec-2012	12-Dec-2012	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB13	0010241351	USD	(9,000,000)	(9,000,000)	12-Dec-2012	12-Dec-2012	04-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010241379	USD	(20,000,000)	(20,000,000)	12-Dec-2012	12-Dec-2012	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010241341	USD	(20,000,000)	(20,000,000)	12-Dec-2012	13-Dec-2012	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012MAR13	0010241343	USD	(125,000,000)	(125,000,000)	12-Dec-2012	13-Dec-2012	12-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010241350	USD	(50,000,000)	(50,000,000)	12-Dec-2012	13-Dec-2012	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JAN13	0010241617	USD	(35,000,000)	(35,000,000)	13-Dec-2012	13-Dec-2012	09-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010241636	USD	(10,000,000)	(10,000,000)	13-Dec-2012	13-Dec-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010241643	USD	(31,495,000)	(31,495,000)	13-Dec-2012	14-Dec-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010241779	USD	(5,000,000)	(5,000,000)	14-Dec-2012	14-Dec-2012	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010241780	USD	(5,000,000)	(5,000,000)	14-Dec-2012	14-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010241781	USD	(10,000,000)	(10,000,000)	14-Dec-2012	14-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAR13	0010241337	USD	(1,000,000,000)	(1,000,000,000)	12-Dec-2012	17-Dec-2012	15-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010242243	USD	(50,000,000)	(50,000,000)	17-Dec-2012	17-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010242245	USD	(200,000,000)	(200,000,000)	17-Dec-2012	17-Dec-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN13	0010242252	USD	(2,800,000)	(2,800,000)	17-Dec-2012	17-Dec-2012	24-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010242253	USD	(50,000,000)	(50,000,000)	17-Dec-2012	17-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010242610	USD	(150,000,000)	(150,000,000)	18-Dec-2012	18-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS008MAR13	0010243191	USD	(150,000,000)	(150,000,000)	20-Dec-2012	20-Dec-2012	08-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN13	0010243399	USD	(200,000,000)	(200,000,000)	21-Dec-2012	21-Dec-2012	17-Jan-2013

Page 14 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS018JAN13	0010243400	USD	(200,000,000)	(200,000,000)	21-Dec-2012	21-Dec-2012	18-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JAN13	0010243402	USD	(123,000,000)	(123,000,000)	21-Dec-2012	21-Dec-2012	02-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JAN13	0010243403	USD	(200,000,000)	(200,000,000)	21-Dec-2012	21-Dec-2012	09-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JAN13	0010243733	USD	(40,000,000)	(40,000,000)	27-Dec-2012	27-Dec-2012	10-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010243750	USD	(50,000,000)	(50,000,000)	27-Dec-2012	27-Dec-2012	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS004JAN13	0010243764	USD	(10,000,000)	(10,000,000)	27-Dec-2012	27-Dec-2012	04-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010241637	USD	(7,591,000)	(7,591,000)	13-Dec-2012	28-Dec-2012	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010241640	USD	(25,000,000)	(25,000,000)	13-Dec-2012	28-Dec-2012	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JAN13	0010243729	USD	(50,000,000)	(50,000,000)	27-Dec-2012	28-Dec-2012	03-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010243730	USD	(2,500,000)	(2,500,000)	27-Dec-2012	28-Dec-2012	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JAN13	0010243773	USD	(105,000,000)	(105,000,000)	27-Dec-2012	28-Dec-2012	02-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JAN13	0010244131	USD	(16,170,000)	(16,170,000)	02-Jan-2013	02-Jan-2013	03-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS001MAR13	0010244162	USD	(150,000,000)	(150,000,000)	03-Jan-2013	03-Jan-2013	01-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS004JAN13	0010244169	USD	(5,805,000)	(5,805,000)	03-Jan-2013	03-Jan-2013	04-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010244170	USD	(69,000)	(69,000)	03-Jan-2013	03-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS004JAN13	0010244174	USD	(68,600,000)	(68,600,000)	03-Jan-2013	03-Jan-2013	04-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010244182	USD	(5,000,000)	(5,000,000)	03-Jan-2013	04-Jan-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010244190	USD	(47,425,000)	(47,425,000)	04-Jan-2013	04-Jan-2013	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS026FEB13	0010244223	USD	(75,000,000)	(75,000,000)	07-Jan-2013	07-Jan-2013	26-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007MAR13	0010244234	USD	(100,000,000)	(100,000,000)	07-Jan-2013	07-Jan-2013	07-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010244288	USD	(6,500,000)	(6,500,000)	08-Jan-2013	08-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JAN13	0010244302	USD	(53,005,000)	(53,005,000)	08-Jan-2013	08-Jan-2013	09-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010244304	USD	(5,000,000)	(5,000,000)	08-Jan-2013	08-Jan-2013	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB13	0010244362	USD	(250,000,000)	(250,000,000)	08-Jan-2013	09-Jan-2013	04-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JAN13	0010244405	USD	(48,825,000)	(48,825,000)	09-Jan-2013	09-Jan-2013	10-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010244579	USD	(50,560,000)	(50,560,000)	10-Jan-2013	10-Jan-2013	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010244580	USD	(11,000,000)	(11,000,000)	10-Jan-2013	10-Jan-2013	11-Jan-2013

Page 15 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010244585	USD	(100,000,000)	(100,000,000)	10-Jan-2013	10-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010244586	USD	(100,000,000)	(100,000,000)	10-Jan-2013	10-Jan-2013	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010245981	USD	(25,000,000)	(25,000,000)	11-Jan-2013	11-Jan-2013	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010246041	USD	(46,995,000)	(46,995,000)	11-Jan-2013	11-Jan-2013	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010246077	USD	(46,000,000)	(46,000,000)	11-Jan-2013	11-Jan-2013	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010246359	USD	(46,000,000)	(46,000,000)	14-Jan-2013	14-Jan-2013	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010246360	USD	(60,000,000)	(60,000,000)	14-Jan-2013	14-Jan-2013	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010246361	USD	(300,000,000)	(300,000,000)	14-Jan-2013	14-Jan-2013	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS004MAR13	0010246495	USD	(5,000,000)	(5,000,000)	15-Jan-2013	15-Jan-2013	04-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS006MAR13	0010246497	USD	(200,000,000)	(200,000,000)	15-Jan-2013	15-Jan-2013	06-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246498	USD	(17,000,000)	(17,000,000)	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246499	USD	(46,000,000)	(46,000,000)	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246500	USD	(34,000,000)	(34,000,000)	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246501	USD	(142,030,000)	(142,030,000)	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010246502	USD	(100,000,000)	(100,000,000)	15-Jan-2013	15-Jan-2013	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010246505	USD	(10,000,000)	(10,000,000)	15-Jan-2013	15-Jan-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007MAR13	0010247294	USD	(100,000,000)	(100,000,000)	16-Jan-2013	16-Jan-2013	07-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN13	0010247301	USD	(46,000,000)	(46,000,000)	16-Jan-2013	16-Jan-2013	17-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN13	0010247302	USD	(282,860,000)	(282,860,000)	16-Jan-2013	16-Jan-2013	17-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN13	0010247306	USD	(65,000,000)	(65,000,000)	16-Jan-2013	16-Jan-2013	17-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010247454	USD	(85,000,000)	(85,000,000)	17-Jan-2013	17-Jan-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JAN13	0010247463	USD	(200,000,000)	(200,000,000)	17-Jan-2013	17-Jan-2013	18-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JAN13	0010247482	USD	(46,000,000)	(46,000,000)	17-Jan-2013	17-Jan-2013	18-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JAN13	0010247487	USD	(120,000,000)	(120,000,000)	17-Jan-2013	17-Jan-2013	18-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAR13	0010247455	USD	(100,000,000)	(100,000,000)	17-Jan-2013	18-Jan-2013	15-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010247794	USD	(200,000,000)	(200,000,000)	17-Jan-2013	18-Jan-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010247810	USD	(166,500,000)	(166,500,000)	18-Jan-2013	18-Jan-2013	22-Jan-2013

Page 16 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010247811	USD	(46,000,000)	(46,000,000)	18-Jan-2013	18-Jan-2013	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010247816	USD	(220,000,000)	(220,000,000)	18-Jan-2013	18-Jan-2013	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS021MAR13	0010247795	USD	(400,000,000)	(400,000,000)	17-Jan-2013	22-Jan-2013	21-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010247883	USD	(100,000,000)	(100,000,000)	22-Jan-2013	22-Jan-2013	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS023JAN13	0010247886	USD	(100,000,000)	(100,000,000)	22-Jan-2013	22-Jan-2013	23-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS023JAN13	0010247899	USD	(200,000,000)	(200,000,000)	22-Jan-2013	22-Jan-2013	23-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010247903	USD	(50,000,000)	(50,000,000)	22-Jan-2013	22-Jan-2013	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010247917	USD	(100,000,000)	(100,000,000)	22-Jan-2013	23-Jan-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010247933	USD	(46,000,000)	(46,000,000)	22-Jan-2013	23-Jan-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN13	0010248002	USD	(50,000,000)	(50,000,000)	23-Jan-2013	23-Jan-2013	24-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN13	0010248004	USD	(50,000,000)	(50,000,000)	23-Jan-2013	23-Jan-2013	24-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JAN13	0010248077	USD	(100,000,000)	(100,000,000)	24-Jan-2013	24-Jan-2013	25-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JAN13	0010248089	USD	(200,000,000)	(200,000,000)	24-Jan-2013	24-Jan-2013	25-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JAN13	0010248090	USD	(85,000,000)	(85,000,000)	24-Jan-2013	24-Jan-2013	25-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010248100	USD	(50,000,000)	(50,000,000)	24-Jan-2013	24-Jan-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010248266	USD	(100,000,000)	(100,000,000)	25-Jan-2013	25-Jan-2013	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010248267	USD	(100,000,000)	(100,000,000)	25-Jan-2013	25-Jan-2013	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010248268	USD	(50,000,000)	(50,000,000)	25-Jan-2013	25-Jan-2013	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010248269	USD	(109,650,000)	(109,650,000)	25-Jan-2013	25-Jan-2013	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010248337	USD	(150,000,000)	(150,000,000)	28-Jan-2013	28-Jan-2013	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010248341	USD	(213,000,000)	(213,000,000)	28-Jan-2013	28-Jan-2013	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010248342	USD	(25,670,000)	(25,670,000)	28-Jan-2013	28-Jan-2013	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010248353	USD	(150,000,000)	(150,000,000)	29-Jan-2013	29-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010248354	USD	(100,000,000)	(100,000,000)	29-Jan-2013	29-Jan-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS022MAR13	0010248355	USD	(80,000,000)	(80,000,000)	29-Jan-2013	29-Jan-2013	22-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010248360	USD	(100,000,000)	(100,000,000)	29-Jan-2013	29-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010248361	USD	(144,000,000)	(144,000,000)	29-Jan-2013	29-Jan-2013	30-Jan-2013

Page 17 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010248374	USD	(42,270,000)	(42,270,000)	29-Jan-2013	29-Jan-2013	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010248377	USD	(4,330,000)	(4,330,000)	29-Jan-2013	29-Jan-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN13	0010248407	USD	(100,000,000)	(100,000,000)	30-Jan-2013	30-Jan-2013	31-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN13	0010248413	USD	(100,000,000)	(100,000,000)	30-Jan-2013	30-Jan-2013	31-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN13	0010248445	USD	(209,000,000)	(209,000,000)	30-Jan-2013	30-Jan-2013	31-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS001MAR13	0010248473	USD	(20,000,000)	(20,000,000)	30-Jan-2013	30-Jan-2013	01-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN13	0010248482	USD	(38,095,000)	(38,095,000)	30-Jan-2013	30-Jan-2013	31-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010248607	USD	(130,000,000)	(130,000,000)	31-Jan-2013	31-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005MAR13	0010248616	USD	(75,000,000)	(75,000,000)	31-Jan-2013	31-Jan-2013	05-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010248617	USD	(96,000,000)	(96,000,000)	31-Jan-2013	31-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010248639	USD	(101,900,000)	(101,900,000)	31-Jan-2013	31-Jan-2013	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005MAR13	0010248608	USD	(600,000,000)	(600,000,000)	31-Jan-2013	01-Feb-2013	05-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB13	0010249026	USD	(100,000,000)	(100,000,000)	01-Feb-2013	01-Feb-2013	04-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010249041	USD	(120,000,000)	(120,000,000)	04-Feb-2013	04-Feb-2013	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS026MAR13	0010249044	USD	(300,000,000)	(300,000,000)	04-Feb-2013	04-Feb-2013	26-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010249047	USD	(10,000,000)	(10,000,000)	04-Feb-2013	04-Feb-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010249051	USD	(150,270,000)	(150,270,000)	04-Feb-2013	04-Feb-2013	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027MAR13	0010249045	USD	(400,000,000)	(400,000,000)	04-Feb-2013	05-Feb-2013	27-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS006FEB13	0010249057	USD	(120,000,000)	(120,000,000)	05-Feb-2013	05-Feb-2013	06-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS006FEB13	0010249059	USD	(200,000,000)	(200,000,000)	05-Feb-2013	05-Feb-2013	06-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010249071	USD	(100,000,000)	(100,000,000)	05-Feb-2013	05-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010249072	USD	(50,000,000)	(50,000,000)	05-Feb-2013	05-Feb-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010249077	USD	(5,000,000)	(5,000,000)	05-Feb-2013	05-Feb-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007FEB13	0010249121	USD	(185,000,000)	(185,000,000)	06-Feb-2013	06-Feb-2013	07-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS020FEB13	0010249122	USD	(10,000,000)	(10,000,000)	06-Feb-2013	06-Feb-2013	20-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007FEB13	0010249129	USD	(200,000,000)	(200,000,000)	06-Feb-2013	06-Feb-2013	07-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010249132	USD	(30,000,000)	(30,000,000)	06-Feb-2013	06-Feb-2013	15-Feb-2013

Page 18 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS022FEB13	0010249134	USD	(25,000,000)	(25,000,000)	06-Feb-2013	06-Feb-2013	22-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS020FEB13	0010249136	USD	(5,000,000)	(5,000,000)	06-Feb-2013	06-Feb-2013	20-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010249137	USD	(15,000,000)	(15,000,000)	06-Feb-2013	06-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS008FEB13	0010249248	USD	(185,000,000)	(185,000,000)	07-Feb-2013	07-Feb-2013	08-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS008FEB13	0010249249	USD	(200,000,000)	(200,000,000)	07-Feb-2013	07-Feb-2013	08-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014MAR13	0010249251	USD	(200,000,000)	(200,000,000)	07-Feb-2013	07-Feb-2013	14-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS008FEB13	0010249257	USD	(172,000,000)	(172,000,000)	07-Feb-2013	07-Feb-2013	08-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010249281	USD	(50,000,000)	(50,000,000)	07-Feb-2013	07-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010249289	USD	(50,000,000)	(50,000,000)	07-Feb-2013	07-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010249445	USD	(100,000,000)	(100,000,000)	08-Feb-2013	08-Feb-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010249451	USD	(175,000,000)	(175,000,000)	08-Feb-2013	08-Feb-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS011FEB13	0010249468	USD	(147,000,000)	(147,000,000)	08-Feb-2013	08-Feb-2013	11-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010249976	USD	(200,000,000)	(200,000,000)	11-Feb-2013	11-Feb-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010249977	USD	(160,000,000)	(160,000,000)	11-Feb-2013	11-Feb-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012FEB13	0010249978	USD	(114,000,000)	(114,000,000)	11-Feb-2013	11-Feb-2013	12-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010250299	USD	(160,000,000)	(160,000,000)	12-Feb-2013	12-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010250305	USD	(200,000,000)	(200,000,000)	12-Feb-2013	12-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010250314	USD	(40,000,000)	(40,000,000)	12-Feb-2013	12-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS013FEB13	0010250350	USD	(196,136,000)	(196,136,000)	12-Feb-2013	12-Feb-2013	13-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010250841	USD	(100,000,000)	(100,000,000)	13-Feb-2013	13-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010250844	USD	(198,440,000)	(198,440,000)	13-Feb-2013	13-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010250860	USD	(192,000,000)	(192,000,000)	13-Feb-2013	13-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010250861	USD	(21,000,000)	(21,000,000)	13-Feb-2013	13-Feb-2013	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010251179	USD	(110,000,000)	(110,000,000)	14-Feb-2013	14-Feb-2013	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS019FEB13	0010251715	USD	(110,000,000)	(110,000,000)	15-Feb-2013	15-Feb-2013	19-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS020FEB13	0010251988	USD	(110,000,000)	(110,000,000)	19-Feb-2013	19-Feb-2013	20-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS021FEB13	0010252120	USD	(80,000,000)	(80,000,000)	20-Feb-2013	20-Feb-2013	21-Feb-2013

Page 19 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS019MAR13	0010252126	USD	(79,400,000)	(79,400,000)	20-Feb-2013	20-Feb-2013	19-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS022FEB13	0010252211	USD	(110,000,000)	(110,000,000)	21-Feb-2013	21-Feb-2013	22-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAR13	0010252251	USD	(100,000,000)	(100,000,000)	22-Feb-2013	22-Feb-2013	15-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS025FEB13	0010252255	USD	(110,000,000)	(110,000,000)	22-Feb-2013	22-Feb-2013	25-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS026FEB13	0010252321	USD	(110,000,000)	(110,000,000)	25-Feb-2013	25-Feb-2013	26-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252400	USD	(100,000,000)	(100,000,000)	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252409	USD	(137,000,000)	(137,000,000)	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252421	USD	(36,000,000)	(36,000,000)	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252422	USD	(200,000,000)	(200,000,000)	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010252451	USD	(10,000,000)	(10,000,000)	26-Feb-2013	26-Feb-2013	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS028FEB13	0010252515	USD	(137,000,000)	(137,000,000)	27-Feb-2013	27-Feb-2013	28-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS028FEB13	0010252516	USD	(10,000,000)	(10,000,000)	27-Feb-2013	27-Feb-2013	28-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS028FEB13	0010252518	USD	(138,095,000)	(138,095,000)	27-Feb-2013	27-Feb-2013	28-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS006MAR13	0010253120	USD	(31,000,000)	(31,000,000)	05-Mar-2013	05-Mar-2013	06-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS008MAR13	0010253605	USD	(20,000,000)	(20,000,000)	07-Mar-2013	07-Mar-2013	08-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS011MAR13	0010253666	USD	(24,000,000)	(24,000,000)	08-Mar-2013	08-Mar-2013	11-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS011MAR13	0010253680	USD	(15,000,000)	(15,000,000)	08-Mar-2013	08-Mar-2013	11-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS014MAR13	0010255740	USD	(31,000,000)	(31,000,000)	13-Mar-2013	13-Mar-2013	14-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS014MAR13	0010255766	USD	(21,325,000)	(21,325,000)	13-Mar-2013	13-Mar-2013	14-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS026MAR13	0010256315	USD	(148,916,000)	(148,916,000)	19-Mar-2013	19-Mar-2013	26-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS022MAR13	0010256623	USD	(20,000,000)	(20,000,000)	21-Mar-2013	21-Mar-2013	22-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS027MAR13	0010256893	USD	(2,000,000)	(2,000,000)	26-Mar-2013	26-Mar-2013	27-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS027MAR13	0010256905	USD	(200,000,000)	(200,000,000)	26-Mar-2013	26-Mar-2013	27-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS028MAR13	0010256927	USD	(121,800,000)	(121,800,000)	27-Mar-2013	27-Mar-2013	28-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS028MAR13	0010256929	USD	(63,090,000)	(63,090,000)	27-Mar-2013	27-Mar-2013	28-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS028MAR13	0010256930	USD	(50,000,000)	(50,000,000)	27-Mar-2013	27-Mar-2013	28-Mar-2013

Sub-total Maturing Borrowings - United States Dollar			(25,120,116,000)	(25,120,116,000)

Page 20 /20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2013 through March 31, 2013

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/0313GHS10.25	0000011297	GHS	(24,000,000)	(12,371,134)	15-Mar-2012	22-Mar-2012	22-Mar-2013

Sub-total Maturing Borrowings -New Ghanian Cedi			(24,000,000)	(12,371,134)

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0313NGN14.50	0000011300	NGN	(7,860,000,000)	(49,652,563)	16-Mar-2012	28-Mar-2012	28-Mar-2013

Sub-total Maturing Borrowings -Nigerian Naira			(7,860,000,000)	(49,652,563)

Total Matured Borrowings				(25,182,139,697)